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82-34972

PA Consulting Group

AR/S
12-31-05

Success through people

PA Holdings Limited Report and Accounts
Year ended 31 December 2005



PA Consulting Group is a leading management, systems and technology consulting firm. Operating worldwide in more than 35 countries, PA draws on the knowledge and experience of 3,000 people, whose skills extend from the initial generation of ideas, insights, solutions and new technology, all the way through to detailed implementation.

From the development of innovative strategies and solutions right through to their successful delivery, all of our work and support is based on deep sector insight and expertise. We work across the private and public sectors, with particular strengths in financial services, energy, life sciences and healthcare, government and public services, manufacturing, defence, and telecommunications. We help our clients to design optimum strategies for growth, deliver effective IT that improves business performance, mobilise human resources, deliver complex programmes and major business transformations, and develop breakthrough products and processes through our unique applied technology capability.

As an employee-owned company, with no audit arm nor exclusive alliances with third-party vendors or service providers, we are answerable only to ourselves and our clients. This independence means the advice we give to clients, and the work we deliver, are based only on what is best for our clients' business. We will, however, work in non-exclusive alliances on specific programmes when it is in the best interests of our clients.

PA's independent, benefits-driven approach is founded on our strength in **innovation**, our **responsiveness** to our clients' needs, and our unyielding focus on **delivery**:

Innovation. Innovation comes in a variety of forms – in how customers' needs are identified and satisfied, in business models, in motivating and aligning staff, in the use of technology, and many more. PA has an unsurpassed track record in innovation, from developing pharmaceutical anti-counterfeiting measures and wireless technologies, to helping launch an innovative online bank, to development work that is helping alleviate poverty and boost the economies of developing countries.

Responsiveness. We recognise that each client and each problem have their own challenges and issues. Our solutions are therefore tailored to our clients' specific circumstances, drawing on the deep industry insight of our consultants. Our relationships with clients are characterised by respect, flexibility and collaboration, and we pride ourselves on the speed of our response and the dedication of our people.

Delivery. At PA, delivering client value is ingrained in our culture. We focus on detailed *implementation*, with a renowned track record of delivering innovative solutions that achieve lasting change. At PA, we see projects right through to the finishing line – and beyond – delivering significant and measurable value to our clients.

PA: Innovation. Responsiveness. Delivery.

Contents

Welcome from our Board of Directors	2
Chairman's message	4
Chief Executive's overview	8
Breakthrough change: transforming organisations across the world	12
Financial highlights	28
Five-year financial summary	30
Directors' report	34
Report of the independent auditors	42
Consolidated profit and loss account	45
Consolidated statement of total recognised gains and losses	46
Consolidated balance sheet	47
Company balance sheet	48
Consolidated cash flow statement	49
Notes to the financial statements	50

Welcome from our Board of Directors



Company Secretary

Kully Janjuah

Advisers

Auditors and Tax Advisers	Ernst & Young LLP 1 More London Place, London SE1 2AF
Bankers	The Royal Bank of Scotland 3 Upper Street, Islington, London N1 0PH
Solicitors	Speechly Bircham 6 Andrew Street, London EC4A 3LX
Company Number	2235016



From left to right: Bruce Tindale, Andrew Hooke, Michael O'Higgins, Prof. Victor Halberstadt, Lady Barbara Thomas Judge, Dr. Matt Ridley, Alan Middleton, Jon Moynihan OBE, Peter Tobin and Patrick Kelly.

Directors

The present Directors of the Company are:

Jon Moynihan OBE	Executive Chairman
Bruce Tindale	Chief Executive Officer
Andrew Hooke	Chief Operating Officer
Michael O'Higgins	Director
Patrick Kelly	Director
Alan Middleton	Director
Prof. Victor Halberstadt	Non-Executive Director
Dr. Matt Ridley	Non-Executive Director
Peter Tobin	Non-Executive Director
Lady Barbara Thomas Judge	Non-Executive Director



A year of momentum in 2005

Jon Moynihan – Executive Chairman



For PA, 2005 was a year in which we improved our results while simultaneously investing heavily for our future; looked for even greater attainment from our people while at the same time improving our people's view of PA and their willingness to stay with PA; and moved into new commercial areas while doing more, and even better, work for our existing clients.

As always, our success was based on the combined talents and energy of all of our people. PA is owned by its staff who are encouraged as entrepreneurs to shape and drive its principles, practices and outcomes. The steady stream of innovative client solutions and new business ideas generated by our people confirms that our people have risen to this challenge, improving our delivery of value to our clients year after year.

Our year-end share price of 500 pence represents a rise of 16 per cent over the previous year. The shares have increased from ten pence at their low point in 1992. Taking account of dividends paid, total shareholder return since 1992 is some 6,400 per cent. As the chart on page 29 of this Annual Report shows, PA shares have significantly outperformed the world's major share indices over that period. At the end of the year PA's available cash reserves reached £157.6m.

In 2006, we will intensify our efforts, continue to put our clients first and build on the success of 2005, our year of momentum.

Venture success

PA venture companies continue to grow within PA as sources both of innovation and profit. We established our ventures programme some years ago as a commercial outlet for the new ideas that our people frequently generate. We develop these ideas through companies in which we invest our own capital, infrastructure and personnel. In doing so we enlarge our human and technological capabilities and thereby, in turn, further enrich our offering to clients.



Following the sale of our medical device venture, Meridica, to Pfizer in 2004, for $125m, 2005 saw the two-part sale of our holdings in UbiNetics, the PA venture company that develops leading-edge 3G telephony technologies. The sale of UbiNetics realised a total of around $130m, just under half of which accrued to PA's shareholders.

2005 also saw major advances for our new venture company, Aegate, which tests for counterfeit pharmaceutical products at the point of the product's dispensation to patients. Aegate's solution represents a new weapon to combat a global trade in counterfeit prescription medicines, which is forecast to reach $75bn by 2010 and is already responsible for significant suffering and death around the world. Aegate's ongoing success was recognised when it received the prestigious Frost & Sullivan 2005 Best Practice Award for an Entrepreneurial Company, and in addition was given the Best Small Business Award at the 2005 RFID Breakthrough Awards event last November. After successful pilot programmes in the UK and the US, Aegate is preparing for commercial launch in Europe, starting with Belgium, in 2006.

In 2006, a significant number of new Ventures, currently under consideration, will expand this side of PA even further.



Our governance team

Good governance and leadership are critical for our long-term success, and we continue to strengthen our non-executive and executive team. In 2005, we welcomed Lady Barbara Thomas Judge as a Non-Executive Director, and Andrew Hooke and Alan Middleton as Executive Directors. Andrew becomes the new Chief Operating Officer of PA. In line with our policy of rotation of key roles, Nick Hughes and Alec MacAndrew stepped down from the Board.

Building the trend

2005 was a year of intense global competition for the consulting business – and continued stress for some of our competitors – and we can take great satisfaction from our performance. In 2006, we will intensify our efforts, continue to put our clients first and build on the successes of 2005, our year of momentum.



Growing our talent to transform

Bruce Tindale – Chief Executive Officer

It is clearly a truism that consulting is a people business, but I believe that it is particularly true of PA, where the drive, talents and passion of our people make it such a unique and rewarding environment. 2005 was another fine year for our firm; we delivered great results, helped transform our clients' businesses and grew our talents.

Delivering great results

In 2005, our consulting business continued to grow, and at an accelerating pace:

- Consulting fee income of £317.1m rose by six per cent while statutory total turnover (including the value of pass-through material costs) rose by one per cent
- Net consulting turnover for the last quarter of 2005 was 12 per cent higher than for the last quarter of 2004
- Operating profit in consulting of £42.7m achieved the same level as the prior year. This comprises £46.4m (12 per cent growth) in our underlying consulting business, with provision adjustments and some pension costs of £3.7m in aggregate being set against that strong result
- Consulting headcount rose by 13 per cent, with our staff maintaining the same utilisation levels as in 2004.



2006 promises to be an exciting year for PA, building on the first-class reputation we have earned as a result of our knowledge, expertise and our excellence in delivery. We will not, however, rest on our laurels or stand still. We will build on this – always looking to improve the performance and add real and sustainable value: something often missed by our competitors.

Again, as with last year, we have achieved tremendous consistency of performance across our practices and geographies. We were particularly strong in government and the public sector, information systems implementation, IT strategy and IT implementation, with particularly noteworthy performances from the UK, Denmark, the Netherlands, the United States and Australia.

Helping transform our clients' businesses

Across the world we have helped both private and public sector clients to achieve lasting change in the way they perform. On pages 12 to 27 we give some examples that illustrate the scope and variety of this work.

In 2005, we looked to strengthen the sectoral dimension of our business, to give us more insight into the challenges that our clients face, so that we are able to offer them even more relevant and innovative solutions. In support of this aim we have created three new sector practices for 2006: Health, Defence and Security, and US Federal and Defense Services.

We are also looking at innovative ways of employing technology to deliver more value to our clients. For example, in 2005, PA won a five-year framework contract, in collaboration with Elcom International Inc, to build, implement and operate Zanzibar, a new electronic purchase-to-pay system and supplier marketplace for the UK public sector. We have established a new subsidiary called PA Shared Services Limited to manage this contract and provide the managed service. Zanzibar joins up public sector buyers to over half a million suppliers of goods and services and offers new prospects for substantial financial savings and gains in efficiency, quality and productivity throughout the public sector.

We have also increased two-fold the size of our operations in India, to build on our excellent offshore track record and enhance our ability to deliver lower-cost but high-quality consulting resources to support our onshore teams across the world.

Growing our talents

No fewer than 650 people, including 17 new partners, joined us during the year. We not only recruited more people than ever before, but also retained more of our existing consultants at a time of rising demand for their services in a highly competitive market.

As well as recruiting the best people, we need to develop and reward them. In 2005, we set ourselves the goal of improving both the financial and non-financial rewards for those working at PA. On the financial side, we introduced a performance-based options programme for non-partner ranks, thus helping achieve one of our goals – wider share ownership among our employees. Additionally, we made changes to our remuneration packages to make sure that we remained highly competitive in the marketplace.

We also conducted a staff survey and thorough consultation exercise on the non-financial issues in our company. Over three quarters of our global employees made a personal contribution – a remarkable response to an exercise of this kind. Their suggestions led us to make important changes to our policies, particularly on diversity and work-life balance issues, including a new programme for developing female leaders, better healthcare, improved training and development, and better mechanisms for all our employees to suggest improvements in the conduct of our business. We will be making more changes as a result of suggestions received, in 2006.

PA in 2006

2006 promises to be an exciting year for PA, building on the first-class reputation we have earned as a result of our knowledge, expertise and our excellence in delivery. We will not, however, rest on our laurels or stand still. We will build on this – always looking to improve the performance and add real and sustainable value: something often missed by our competitors.



2006 will see us expand our current portfolio. This will manifest itself in a number of ways. We will look to develop new relationships with major corporations across the globe. We will widen our business and technology offerings with the aim of providing a suite of services to existing and new clients. PA will also enhance its reputation as a firm that delivers and provides solutions on a global basis. And finally, we aim to build our brand and visibility within our target client base through a marketing programme that focuses on our unique insights and capabilities.

We have many of the most talented and knowledgeable consultants in the consulting industry. They, and their continued development will be key to our success. The major investments that we have made in our people will continue.

A company going from strength to strength

I am very proud of what we achieved in 2005 and am looking forward to another year of challenging client work, new ideas, working with stimulating colleagues and taking our firm to a new level of performance.

Breakthrough change: transforming organisations across the world



PA is a force for transformation. Our work, for major companies around the world, helps our clients achieve a step change in performance and competitiveness. We develop innovative strategies and then work alongside our clients to deliver solutions and sustainable change. All of our work and support is based on deep sector insight and expertise. We work across the private and public sectors, with particular strengths in government and public services, energy and utilities, manufacturing, life sciences and healthcare, financial services, telecommunications and transportation. In the following pages we profile just a small selection of our transformation work from around the world.





Government and Public Services

Home Office: Drug Interventions Programme

Delivering major change to combat the social problems of drug misuse

The Drug Interventions Programme is one of the UK Government Home Office's key initiatives to tackle the harm caused by drug misuse. It began in 2003 as a programme to develop ways and measures for getting adult drug offenders out of crime and into treatment, but since that time has grown in scale and complexity. This rapid growth led to problems with information flows, workload and the right management information to lead the programme. PA worked in close partnership with its public sector colleagues to deliver a major change in the way the programme operated; developing clear and integrated business processes, delivering a Web-based tool to support initiatives at a local level and developing a Management Information System that allows programme leaders to report on its effectiveness to all levels of government, including the UK Prime Minister.



Southwark Council

Achieving a radical transformation in local government customer services

Southwark Council is one of the UK's busiest, most demanding and culturally diverse metropolitan authorities. The council spends over £1bn per annum and serves over 250,000 residents. PA helped design Southwark's customer service strategy and delivered a groundbreaking strategic partnership for building Southwark a customer service centre (CSC) where customers can find answers to all their council queries in one place. Southwark's customer service strategy is allowing it radically to transform the way it serves its customers and act on the recommendations of the Gershon Review. Since the CSC went live in May 2005, resident surveys show that 95 per cent of customers are satisfied with the better and more convenient service. The council's Comprehensive Performance Assessment rating has improved from 'weak' to 'good' in less than two years and the improved customer services initiatives played a part in it winning the Local Government Chronicle Award in 2005 for the most improved council.



Energy and Utilities

VELCO

Transforming a 'steady state' player into a burgeoning power in the US energy market

VELCO – the Vermont Electric Power Company – is a growing US energy player. The company was a 'steady state' operator with $28m in revenue and a capital budget of $10m, but working with John Donleavy, the newly appointed CEO, PA is helping grow the company to a position where capital expenditures average more than $100m for the next three years. PA's work involves process redesign, outsourcing, new IT solutions, financial systems, and supporting the company in construction regulatory and permitting activities. We are also acting as VELCO's primary advisor on financing its capital programme. In this area, PA developed the financing strategy, are currently in the final stages of achieving the company's first independent credit rating, are leading the efforts to raise $300m of equity and debt over the 2006-08 period; and are helping reorganise the company into an LLC to achieve financial efficiencies.

The South Australian Water Corporation

Whole-of-business transformation targets radical improvement

The South Australian Water Corporation is a wholly-owned government corporation providing water and wastewater services across the driest state of Australia. The organisation has over 1,200 staff, assets worth more than (Aus) $6bn, including 25,000 km of water mains, and annual revenues of $776m. The senior management team and Board wanted to further improve the organisation's performance, but had neither the weight of evidence nor the external pressures to drive significant organisational change. PA created the business case and programme for a whole-of-business transformation over a period of six months and identified compelling improvement opportunities with a net benefits base case of $18m and a potential upside of $100m.



Manufacturing

Yorkshire Forward

Building competitive supply chains in a demanding global market

Yorkshire Forward is a UK regional development agency that is behind the economic regeneration of the country's Yorkshire and Humber region. With over five million people and 270,000 businesses contributing to an economy now worth over £75.2bn, this region ranks alongside countries including Ireland, Greece, Norway and Singapore. PA is working with the agency on its 'Competitive Edge' programme, helping local advanced engineering and materials companies increase the competitiveness of their supply chains in an increasingly dynamic and demanding global marketplace. PA has been involved in developing strategies and change priorities for six regional sub-sectors, and working one-on-one with a range of companies to clarify strategic direction and deliver solutions that are making a significant difference to their global competitiveness and their business performance.



smart

Identifying and implementing multi-million euro cost savings for smart's 'forfour' car

smart develops cars that combine innovation, functionality and driving fun. The new 'forfour' model embodied those characteristics, but estimated production costs had increased because of technical demands and new functionality and features. smart asked PA to identify cost savings for the car and then help deliver those savings with suppliers. PA worked with smart to identify areas where savings could be made, ensured those savings had no impact on quality and supported smart in its subsequent negotiations with suppliers. The project identified a comprehensive range of cost-reduction opportunities and the negotiations led to multi-million euro cost savings.



Life Sciences and Healthcare



Dako

Risk-based programme management helps transform company's way of working

Dako, a leading medical-diagnostic reagent and instrumentation firm, was about to launch a new flagship instrument. Early 2005, Dako realised that the instrument faced substantial technical challenges, with launch facing a significant delay. PA's hands-on engineering team helped Dako overcome design challenges, on-site and through PA's engineering facilities. Employing PA's risk-based approach to product development and programme management, a cross-functional PA–Dako team in the US developed an aggressive, but secure programme plan within the parameters set by the Board. The team achieved the 360-degree preparedness required for global launch by anticipating risks. Effective communication of programme risks has allowed management to be proactive in driving the team to launch in 2006. Dako has encouraged other product lines to embrace the risk-based approach, giving Dako the critical competitive edge.

Leading pharmaceutical company

Gaining competitive advantage for a US sales organisation

PA's client is one of the largest pharmaceutical companies in the world, with one of the largest sales forces in the US pharmaceutical industry. Like its major competitors, the company's sales force has grown significantly over the last five years. This has involved organic growth, as well as merger and acquisition. PA was asked by the client to develop a technology strategy that would meet the emerging needs of the sales force. PA assessed the current state and performance of sales technology, developed a strategy that aligned technology to sales force strategy and that reduced overall cost of ownership, and established a vision of the future for technology in the sales organisation. Benefits from the introduction of PA's recommendations were estimated to be in excess of $25m in annual savings, which could be applied to the delivery of revenue-generating solutions for the US sales force.



Financial Services

London Metal Exchange

Far-reaching change programme delivers new market

The London Metal Exchange (LME) is the premier non-ferrous base metals futures market and carries a worldwide reputation. The key function of the LME is the publication of its market prices which are used the world over, and provide unique official prices for the global metals markets. PA worked with the LME as an independent delivery partner to assist with the management of the successful launch of plastics futures, broadening the Exchange's offering outside their long-standing metals market. To support plastics all aspects of the market had to evolve: from the front office trading support (both electronic and floor trading), through market compliance, data publication, physical operations and warehouse delivery services. The scale and breadth of change required across the large number of involved parties and systems meant the plastics project was complex. The fixed and ambitious launch date added further to the challenge. PA's capital markets experience and track record of managing complex implementation programmes, coupled with the LME's markets and industry knowledge and expertise, enabled the Exchange to meet the market demand for these important new commodity contracts within ambitious timescales.

TrygVesta

Delivering ambitious cost reduction through process reengineering

TrygVesta is the second largest supplier of general insurance in the Nordic countries and is named after the two largest companies in the group: Tryg, Denmark's largest general insurance company, and Vesta, the third largest insurer in Norway. PA was asked to optimise company processes, looking to reduce costs significantly in the business units and the support functions. Working hand-in-hand with TrygVesta's managers, PA identified a range of cost-reduction areas, implemented measures to reduce unnecessary duplication and improve processes, and identified areas to be outsourced. This initiative had a direct impact on the bottom line and made it possible for TrygVesta to reach a combined ratio below 90. Furthermore, the initiative has played a vital role in the continued integration process of Tryg and Vesta.

Telecommunications



Bulgaria Telecom

Radical overhaul of business delivers improved performance and reduced costs

Bulgaria Telecom is the country's main provider of voice and data services – and a key element in the process of national regeneration in preparation for EU accession in 2007. Since privatisation, the company has invested heavily in its national network with the aim of transforming itself into a world-class service provider and undertaken a major reorganisation. Bulgaria Telecom's management felt that the National Network Management Centre (NNMC) could perform at a higher level and take on bigger challenges. By international standards, its service standards were poor, it was overmanned and it was poorly placed to deliver new products in a market that is likely to become increasingly competitive. A joint PA–Bulgaria Telecom team has now radically overhauled the NNMC, delivering a 40 per cent staff cost reduction, a more proactive approach to fault management and a renewed focus on performance management.

Major US wireless operator

Significant productivity gain gives operator a competitive edge

The competitive battleground in the US wireless market has been dominated by network quality. All of the major operators have injected significant amounts of capital in their networks to service a growing customer base using both voice and data services. With significant competition for capital needed to develop new broadband services, operators need to find ways to increase network development productivity and get the most out of their investment. PA was engaged by a major US wireless operator to help them achieve a 40 per cent increase in development targets for the year. The joint PA–client team approached the challenge in two distinct ways – setting up an overarching programme management structure to improve overall management performance, and deploying small 'tiger teams' in critical markets to drive performance improvement at delivery team level. These teams in turn communicated and shared best practice improvements across other markets, making sure that the successes achieved were replicated and shared.



Transportation

MASkargo

Ambitious new business blueprint set to transform Malaysia Airlines' cargo business

MASkargo is the cargo arm of Malaysia Airlines. In most airlines, cargo has traditionally been the poor relation to the passenger business and has received commensurately less investment. However, with the offshoring of manufacturing to lower-cost geographies, the cargo business of many Asian carriers is now booming and in urgent need of new management systems to cope with demand. PA has been helping MASkargo with the transformation of its business: designing a new business and system blueprint, developing the business case and gaining approvals, and then working to implement the new vision.



Lufthansa Systems

Offshore outsourcing lowers costs and increases flexibility

Lufthansa Systems is one of the leading IT service providers for the airline and aviation industries worldwide. As systems integrator, the wholly owned subsidiary of the Lufthansa Group covers the entire range of IT services, including consulting, development, implementation and operation. Lufthansa Systems provides its IT infrastructure and operations services to a variety of industries. Headquartered in Kelsterbach near Frankfurt/Main, Germany, the company has branches in Germany and 17 countries and employs about 4,500 people worldwide. Working with PA, Lufthansa Systems was seeking a way to decrease its cost base significantly while at the same time increasing flexibility in resourcing and maintaining a high level of quality. To address this challenge, Lufthansa Systems decided to outsource the pure coding work in several projects, in order to focus on conceptual tasks such as analysis and design, and quality management and testing. PA worked with the company to design a winning outsourcing strategy and to plan and guide the implementation, helping to establish the foundations for success from the outset and working at every stage of the programme to manage this major initiative to completion.

Financial highlights

Available net cash and short-term investments position (£m)

Available cash excludes amounts held by PA's venture companies and trusts


£ million
180
160
140
120
100
80
60
40
20
0
(20)
(40)
(15.2)
(21.2)
(10.7)
11.5
18.2
39.1
60.3
110.0
98.9
45.2
60.8
83.2
94.9
161.9
157.6
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

At 31 December 2005, a further £8.4m in cash and short-term investments held by employee trusts and venture companies was included in Group net assets.

PA share price (pence per share)

The latest PA share price, as calculated on a net assets basis in accordance with the Articles of Association, was confirmed to be 500 pence on 3 March 2006, an increase of more than 16 per cent over the previous year.


Pence
700
600
500
400
300
200
100
0
PA (incl. dividends)
PA (excl. dividends)
S&P 500 (incl. dividends)
33p $0.57 €0.48
10 14 23 40 50 51 78 90 99 126 145 210 281 331 378 405 421 569 645
50 53 75 94 136 164 195 217 261 283 306 336 350 354 375 378 390 430 480 500
Nov 92
Apr 93
Nov 93
Apr 94
Nov 94
May 95
Nov 95
May 96
Nov 96
May 97
Nov 97
Mar 98
Sep 98
Mar 99
Sep 99
Mar 00
Sep 00
Mar 01
Sep 01
Mar 02
Sep 02
Mar 03
Sep 03
Mar 04
Mar 05
Sep 05
Mar 06

* Please note that the currency translation is for illustrative purposes only.
The convenience translation to Dollars and Euros is a simple translation basis using £1 = $1.7236 and £1 = €1.4554
There was no share-dealing period in September 2004.

Five-year financial summary

Group

The results from the audited consolidated profit and loss account for the Group for the five years ended 31 December 2005 are set out below:

	Year ended 31 December				
	2001	2002	2003	2004 (Restated)	**2005**
	£000	£000	£000	£000	**£000**
Consulting operations					
Turnover	364,730	327,129	309,427	319,479	**323,935**
Operating profit	29,102	27,224	25,951	42,688	**42,738**
Profit on ordinary activities before taxation	32,052	23,507	21,916	45,994	**46,988**
Profit on ordinary activities after taxation	19,424	17,785	13,797	33,718	**33,649**
Venture operations					
Turnover	35,601	31,087	26,502	5,947	**-**
Operating loss	(27,603)	(15,545)	(17,907)	(5,605)	**(19,634)**
Profit/(loss) on ordinary activities before taxation	(24,285)	(12,048)	(14,760)	50,115	**(5,800)**
Profit/(loss) on ordinary activities after taxation	(21,417)	(8,678)	(10,042)	50,427	**(4,944)**
Group					
Profit/(loss) on ordinary activities after taxation	(1,993)	9,107	3,755	84,145	**28,705**
Minority interests in ventures					
Equity	2,963	720	2,318	178	**-**
Non-Equity	–	–	–	(23,364)	**-**
Profit available for distribution	970	9,827	6,073	60,959	**28,705**
Dividend	(1,498)	(951)	(800)	(402)	**(35,575)**
Retained profit/(accumulated loss)	(528)	8,876	5,273	60,557	**(6,870)**

2004 comparative figures have been restated to reflect the full application of FRS 17 'Retirement Benefits'.

PA Consulting operations

The results of the continuing business for the Group, included within the audited consolidated profit and loss account but with venture-related streams removed, for the five years ended 31 December 2005 are set out below:

	Year ended 31 December				
	2001	2002	2003	2004 (Restated)	**2005**
	£000	£000	£000	£000	**£000**
Turnover	364,730	327,129	309,427	319,479	**323,935**
Personnel and direct costs	(242,685)	(220,048)	(214,170)	(186,389)	**(194,139)**
Gross profit pre-bonus	122,045	107,081	95,257	133,090	**129,796**
Bonus	(39,877)	(32,298)	(33,938)	(51,234)	**(52,043)**
Administrative expenses	(57,367)	(51,218)	(40,695)	(45,494)	**(42,615)**
Other operating income	4,301	3,659	5,327	6,326	**7,600**
Operating profit	**29,102**	**27,224**	**25,951**	**42,688**	**42,738**
Exceptional items	6,604	584	–	1,201	**–**
Net interest receivable/(payable) and similar charges	(3,654)	(4,301)	(4,035)	(1,695)	**(50)**
Interest on pension scheme liabilities	–	–	–	(21,000)	**(21,400)**
Expected return on pension scheme assets	–	–	–	24,800	**25,700**
Profit on ordinary activities before taxation	**32,052**	**23,507**	**21,916**	**45,994**	**46,988**
Taxation	(12,628)	(5,722)	(8,119)	(12,276)	**(13,339)**
Profit on ordinary activities after taxation	**19,424**	**17,785**	**13,797**	**33,718**	**33,649**

2004 comparative figures have been restated to reflect the full application of FRS 17 'Retirement Benefits'.

PA venture operations

The results of the venture operations included within the audited consolidated profit and loss account for the Group for the five years ended 31 December 2005 are set out below:

	Year ended 31 December				
	2001 £000	2002 £000	2003 £000	2004 £000	**2005** **£000**
Turnover	35,601	31,087	26,502	5,947	**–**
Personnel and direct costs	(33,207)	(29,203)	(27,914)	(6,825)	**(8,975)**
Gross (loss)/profit	2,394	1,884	(1,412)	(878)	**(8,975)**
Administrative expenses	(29,997)	(17,429)	(16,495)	(4,338)	**(6,840)**
Share of operating loss of associates	–	–	–	(389)	**(3,819)**
Operating loss	**(27,603)**	**(15,545)**	**(17,907)**	**(5,605)**	**(19,634)**
Exceptional items*	1,363	2,076	2,480	55,177	**13,806**
Net interest receivable/(payable) and similar charges	1,955	1,421	667	543	**28**
Profit/(loss) on ordinary activities before taxation	**(24,285)**	**(12,048)**	**(14,760)**	**50,115**	**(5,800)**
Taxation	2,868	3,370	4,718	312	**856**
Profit/(loss) on ordinary activities after taxation	**(21,417)**	**(8,678)**	**(10,042)**	**50,427**	**(4,944)**

* As described in Note 3 of the financial statements, PA realised an aggregate gain of £52.1m in 2004 on disposal of Meridica and Cubiks, and a gain before bonus and capital redemptions of £23.2m on disposal of UbiNetics (2004: £3.1m, 2005: £20.1m)

Directors' report

The Directors present their annual report together with the audited financial statements for the year ended 31 December 2005.

Principal activities

The principal activity of the Group continues to be the provision of a range of consultancy services on a worldwide basis. As in 2004, we have segmented the presentation of our profit and loss account on page 45 of the accounts so that the consulting operations and venture activities of the Group are clearly identified.

Trading review and future developments

These topics are dealt with in the Chairman's and Chief Executive's forewords on pages 4 to 11.

Consolidated balance sheet

During the year, FRS 17 'Retirement Benefits' was fully applied in relation to certain defined benefit employee pension schemes administered by the Group. FRS17's accounting treatment required the pension deficit identified by the Group's actuaries in the defined benefit pension schemes to be provided for in the balance sheet of the Group. This reduced the Group's net assets by £6.6m at the end of 2005, and a prior year adjustment reduced the net assets at the end of 2004 by £26.7m.

The Consolidated Balance Sheet on page 47 of the accounts shows that our shareholders' funds have increased from (as restated after 2004) £178.8m at the end of 2004 to £183.1m at the end of 2005, an increase of 2.4 per cent. The increase in shareholders' funds has mainly come from the issue of shares in the year that resulted in increased share capital and share premium.

As a result of this and valuation adjustments discussed below, the share price calculated in accordance with the Articles of Association has increased from 430 pence last year to 500 pence at the end of 2005, an increase of over 16 per cent.

The liquid investment and cash balances of the Group at the year end were £166.0m.

Balance sheet valuation matters

Where PA has a controlling interest in a venture company, losses or profits associated with the venture are consolidated in the Group accounts. Under UK accounting principles, no recognition is made of any market value in excess of net asset value because, until realised, the investment is deemed to be illiquid.

Where PA does not have a controlling interest or exercises significant influence over the operating and financial policies of a venture company, the investment is carried in the balance sheet at or below cost as a fixed asset investment.

This accounting treatment is followed in the pricing of PA's shares, except where the value of an investment in a controlled venture has been validated by an external funding round.

Management of financial risk

The Board of Directors sets the treasury policies and objectives of the Group, which include controls over the procedures used to manage currency, interest rate and credit risk. The approach to managing risk is set out below. The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Currency and interest rate risk: The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates together with interest rate swaps to adjust interest rate exposures. Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

Forward foreign exchange contracts are entered into to hedge the Group's investments in its US subsidiaries. Gains or losses are recognised in the Statement of Total Recognised Gains and Losses. The Group's operating units hold no material unhedged monetary assets or liabilities other than in their functional currencies.

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when those contracts mature.

Net interest arising on interest rate agreements is taken to the profit and loss account and premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements. The Group hedges its interest risk on its long-term bank borrowing through an interest rate swap.

Credit risk: This is managed by limiting the aggregate amount and duration of exposure to any one party. The possibility of material loss arising from failure by any party to meet its obligations to the Group is considered unlikely.

Note 22 to the financial statements sets out the full detail relating to the Group's financial instruments.

Other new accounting policies

During the year the Group adopted the following new accounting policy, which has not had a significant impact on the Group's balance sheet:

Dividends:

In accordance with FRS 21 'Events after the Balance Sheet Date', dividends declared by the Group are only recognised in the profit and loss account when payment has taken place rather than in the year in relation to which they were declared.

Similarly, dividends receivable are only recognised in the profit and loss account when receipt is considered to have been made rather than when the dividend is declared.

Financial investments

In accordance with FRS 25 'Financial Investment Disclosure and Presentation' the Group has adopted the presentation requirements of this standard. The Group has not yet adopted FRS 26 'Financial Instruments Measurement' so has not yet adopted the disclosure requirements of FRS 25. All non-equity capital has been transferred to either liabilities or equity capital as appropriate.

Group structure

The principal companies within the Group are shown in note 16 to the financial statements.

Results and dividend recommendation

The results are set out in the attached financial statements.

The consolidated profit and loss account for the year ended 31 December 2005 is set out on page 45.

The profit for the year on ordinary activities after deducting taxation amounted to £28.7m (2004 restated: £84.1m).

The Directors recommend a final dividend of 6.07 pence per share, in addition to the special interim dividend of 108 pence per share paid in April 2005, subject to approval by the shareholders. Subject to this approval, payment will be made on 16 June 2006 to ordinary shareholders on the share register at 31 January 2006.

Donations

During the year the Group made donations for charitable purposes of £20,000 (2004: £nil). The total amounts given for such purposes were:

British Red Cross	£20,000

The Group does not make any political donations.

Policy on payment of creditors

The Group's standard policy is to pay its suppliers on 35 days of credit with payments made on a fortnightly basis. Specific arrangements are made with some suppliers outside of this based on contractual requirements. All terms agreed with suppliers are made known to the appropriate staff and to suppliers on request.

Directors

The Directors of the Company are shown on page 3. All of the Directors served throughout the year with the exception of Lady Barbara Thomas Judge and Andrew Hooke (both appointed 9 December 2005), and Alan Middleton (appointed 1 January 2006). Nick Hughes and Alec MacAndrew retired from the Board on 1 January 2006.

Lady Judge, a US-trained lawyer, has held senior positions across a range of industries, including executive director of Samuel Montagu, chairman of food specialist firm Whitworths and executive director at News International, and she was one of the first women to be appointed as Commissioner for the Securities and Exchange Commission. Today, she is non-executive chairman of the UK Atomic Energy Authority (UKAEA) where she is leading the nuclear decommissioning programme and overseeing the transformation of UKAEA as it prepares to compete with BNFL and others. Lady Judge is also deputy chairman of Friends Provident and the Financial Reporting Council and holds several non-executive directorships, including senior independent director of Quintain Estates and Development plc.

The Directors retiring by rotation are Victor Halberstadt and Michael O'Higgins, who, being eligible, offer themselves for re-election at the 2006 Annual General Meeting (AGM). In addition, Lady Barbara Thomas Judge, Andrew Hooke and Alan Middleton, who have been appointed as Directors since the last AGM, also retire from the Board and, being eligible, offer themselves for election.

Directors' interest in contracts

None of the Directors had a material interest in any significant contract with the Company or any subsidiary undertaking at any time during the financial year.

Directors' interest in shares of the Company

The beneficial interests of the Directors in the Company's ordinary share capital are shown in the table below:

	At 31 December 2005 ordinary shares of 10p each	**At 1 January 2005 ordinary shares of 10p each***
JP Moynihan	2,894,366	2,758,639
BE Tindale	951,618	875,014
M O'Higgins	835,854	671,879
PW Kelly	527,132	504,869
JA MacAndrew	447,169	368,359
A Hooke	410,117	410,117
NJ Hughes	370,997	359,611
V Halberstadt	72,669	66,056
MW Ridley	40,338	37,032
P Tobin	21,757	18,451
B Thomas Judge	–	–

* or date of appointment to the Board

Share options

Details of options in respect of the Company's ordinary shares for individual Directors are set out below.

	At 1 January 2005	**Granted**	**Exercised**	**At 31 December 2005**	**Exercise price**	**Date from which exercisable**	**Expiry date**
A Hooke	400	–	–	400	378p	18.09.2006	18.09.2007
NJ Hughes	400	–	–	400	378p	18.09.2006	18.09.2007
PW Kelly	400	–	–	400	378p	18.09.2006	18.09.2007
JA MacAndrew	400	–	–	400	378p	18.09.2006	18.09.2007
JP Moynihan	400	–	–	400	378p	18.09.2006	18.09.2007
M O'Higgins	400	–	–	400	378p	18.09.2006	18.09.2007
M Ridley	10,000	–	–	10,000	336p	30.11.2004	30.11.2011
BE Tindale	400	–	–	400	378p	18.09.2006	18.09.2007
P Tobin	10,000	–	–	10,000	283p	05.12.2003	05.10.2010
P Tobin	10,000	–	–	10,000	336p	30.11.2004	30.11.2011

Directors' responsibilities for the financial statements

Company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently
- Make judgements and estimates that are reasonable and prudent
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Employee development

The Group is dependent upon highly skilled specialist staff in all fields and their welfare is a high priority within the Group. PA's remuneration and reward scheme continues to recognise this fact, by introducing further flexible benefits in 2005.

The Group has implemented a programme that focuses on the personal and technological development of employees, thereby enabling them to achieve their full potential and to develop the skills necessary to meet the current and future expectations of the Group's clients.

Employee participation – all for one, and one for all

PA is employee owned, from top to bottom, and it is therefore no exaggeration to say that our people are the firm. We recognise therefore the crucial importance of keeping our people up to date and informed on matters that affect them and the future direction of our firm. We operate an open-door policy, communicate with candour and transparency, and seek to engage in dialogue with all our staff, through regular meetings and a range of written communications. All employees were asked to participate in a staff survey during 2005, seeking feedback on a variety of aspects of working at PA.

All employees are given the opportunity to participate in employee share plans.

The disabled – a work environment for all

PA is committed to creating a work environment that supports and inspires all individuals, and we give full consideration to applications from the disabled. There are also opportunities for PA employees who become disabled in their time at PA to be trained for other positions within our firm.

Diversity – a rich, creative and flexible environment

PA operates offices in over 20 different countries and seeks to employ people with different ideas, different styles and different skill sets, all of who deliver client value in different ways. This diversity creates a richer, more innovative environment, where our people can develop and our clients are offered the best ideas and solutions. Diversity makes us a stronger company, and it is something we are constantly striving to encourage.

Disclosure of information to auditors

In the case of each of the persons who are Directors at the time when the report is approved under section 234ZA of the Companies Act 1985, the following applies:

a) so far as the Directors are aware, there is no relevant audit information of which the Group's auditors are unaware; and

b) they have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Group's auditors are aware of that information.

Auditors

In accordance with Section 385 of the Companies Act 1985, a resolution for the re-appointment of Ernst & Young LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Kully Janjuah
Company Secretary
24 March 2006

Report of the independent auditors

Report of the independent auditors
to the members of PA Holdings Limited

We have audited the group and parent company financial statements (the 'financial statements') of PA Holdings Limited for the year ended 31 December 2005 which comprise the consolidated profit and loss account, consolidated balance sheet, company balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes 1 to 34. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report, Welcome from our Board of Directors, Chairman's message, Chief Executive's overview, Breakthrough change: transforming organisations across the world, Financial highlights and the Five-year financial summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the group's and the parent company's affairs as at 31 December 2005 and of the group's profit for the year then ended; and the financial statements have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor, London
24 March 2006

Consolidated profit and loss account

For the year ended 31 December 2005

	Note	Consulting operations		Venture operations		Totals	
		2005	2004 (Restated)	**2005**	2004	**2005**	2004 (Restated)
		£000	£000	**£000**	£000	**£000**	£000
Turnover							
Fee income		**317,146**	298,595	**–**	5,947	**317,146**	304,542
Project costs recharged		**6,789**	20,884	**–**	–	**6,789**	20,884
Total turnover	2	**323,935**	319,479	**–**	5,947	**323,935**	325,426
Personnel and direct costs		**(246,182)**	(237,623)	**(8,975)**	(6,825)	**(255,157)**	(244,448)
Gross profit/(loss)		**77,753**	81,856	**(8,975)**	(878)	**68,778**	80,978
Goodwill amortisation	12	**(2,104)**	(2,104)	**–**	–	**(2,104)**	(2,104)
Administrative expenses		**(40,511)**	(43,390)	**(6,840)**	(4,338)	**(47,351)**	(47,728)
Total administrative expenses		**(42,615)**	(45,494)	**(6,840)**	(4,338)	**(49,455)**	(49,832)
Other operating income	7	**7,600**	6,326	**–**	–	**7,600**	6,326
Group operating profit/(loss)		**42,738**	42,688	**(15,815)**	(5,216)	**26,923**	37,472
Share of operating loss of associates	15	**–**	–	**(3,819)**	(389)	**(3,819)**	(389)
Total operating profit/(loss)	7	**42,738**	42,688	**(19,634)**	(5,605)	**23,104**	37,083
Exceptional items:							
Profit on disposal of UbiNetics' underlying businesses	3a	**–**	–	**13,806**	–	**13,806**	–
Profit on deemed part disposal of UbiNetics	3b	**–**	–	**–**	3,101	**–**	3,101
Profit on disposal of Meridica	3c	**–**	–	**–**	50,635	**–**	50,635
Profit on part disposal of Cubiks	3d	**–**	–	**–**	1,441	**–**	1,441
Profit on disposal of fixed assets	3e	**–**	1,201	**–**	–	**–**	1,201
Profit/(loss) before interest and taxation		**42,738**	43,889	**(5,828)**	49,572	**36,910**	93,461
Net interest (payable)/receivable and investment income	8,9	**(50)**	(1,695)	**28**	543	**(22)**	(1,152)
Interest on pension scheme liabilities	6	**(21,400)**	(21,000)	**–**	–	**(21,400)**	(21,000)
Expected return on pension scheme assets	6	**25,700**	24,800	**–**	–	**25,700**	24,800
Profit/(loss) on ordinary activities before taxation		**46,988**	45,994	**(5,800)**	50,115	**41,188**	96,109
Taxation	10	**(13,339)**	(12,276)	**856**	312	**(12,483)**	(11,964)
Profit/(loss) on ordinary activities after taxation		**33,649**	33,718	**(4,944)**	50,427	**28,705**	84,145
Minority interests							
Equity		**–**	–	**–**	178	**–**	178
Capital redemption and similar payments	3	**–**	–	**–**	(23,364)	**–**	(23,364)
Profit/(loss) available for distribution		**33,649**	33,718	**(4,944)**	27,241	**28,705**	60,959
Dividends							
Equity	11					**(35,575)**	–
Non-equity	11					**–**	(402)
(Accumulated loss)/retained profit						**(6,870)**	60,557

The accompanying notes form part of these financial statements. Consulting operations and venture operations all relate to continuing activities.

The profit and loss of consulting operations for the year ended 31 December 2004 has been restated to reflect the full application of FRS 17 'Retirement Benefits'. The details of these changes are disclosed in notes 1b and 6.

Consolidated statement of total recognised gains and losses
For the year ended 31 December 2005

	Note	2005 £000	2004 (Restated) £000
Profit for financial year excluding share of associates' losses		**32,812**	61,056
Share of accumulated loss of associates	15	**(4,107)**	(97)
Profit for the financial year attributable to members of the parent company	31	**28,705**	60,959
Actuarial gain recognised on the pension scheme	6	**22,700**	4,900
Movement on deferred tax relating to actuarial gain on pensions	6	**(6,810)**	(1,470)
Movement on share of associates' reserves	15	**(996)**	211
Exchange difference on translation of net assets of subsidiary undertakings	27	**(90)**	(2,774)
Total recognised gains and losses for the year		**43,509**	61,826
Prior year adjustment – FRS 17	27	**(26,700)**	
Total recognised gains and losses since previous year end		**16,809**	

There is no difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on a historical cost basis.

The accompanying notes form part of these financial statements.

Consolidated balance sheet

As at 31 December 2005

		Note	2005 £000	2004 (Restated) £000
Fixed assets				
Intangible assets		12	**31,205**	33,309
Tangible assets		13	**146,912**	144,322
Investments		15	**2,847**	11,422
			180,964	189,053
Current assets				
Debtors:	due within one year	17	**76,727**	63,548
	due after more than one year	17	**45,581**	42,985
			122,308	106,533
Investments		18	**86,053**	149,429
Cash at bank and in hand			**79,990**	35,107
			288,351	291,069
Creditors: amounts falling due within one year		19	**(142,360)**	(131,767)
Net current assets			**145,991**	159,302
Total assets less current liabilities			**326,955**	348,355
Creditors: amounts falling due after more than one year		20	**(129,565)**	(131,653)
Provision for liabilities and charges		21	**(7,750)**	(8,292)
Total net assets excluding pension liabilities			**189,640**	208,410
Pension liabilities		6	**(6,580)**	(26,700)
Total net assets including pension liabilities			**183,060**	181,710
Capital and reserves				
Called-up share capital:	Equity	24	**11,051**	3,358
	Non-equity	24	**–**	10,000
Share premium account		25	**35,892**	31,886
Revaluation reserve		26	**16,000**	16,000
Capital redemption reserve		26	**415**	415
Capital reserves		26	**41**	41
Profit and loss account		27	**119,661**	117,140
Shareholders' funds:		31	**183,060**	178,840
	Equity		**183,060**	168,840
	Non-equity		**–**	10,000
Minority interests:				
	Equity		**–**	–
	Non-equity	3	**–**	2,870
			183,060	181,710

The balance sheet has been restated as at 31 December 2004 to reflect the full application of FRS 17 'Retirement Benefits'. The details of these changes are disclosed in notes 1b, 6, 23 and 31. The classification of debtors due within one year and after more than one year has been restated for the prior year comparatives as shown in notes 17 and 23.

The financial statements were approved by the Board of Directors on 24 March 2006.

JP Moynihan **Director**

The accompanying notes form part of these financial statements.

Company balance sheet

As at 31 December 2005

	Note	2005 £000	2004 (Restated) £000
Fixed assets			
Investments	16	**38,903**	39,101
Current assets			
Debtors: due within one year	17	**38,941**	27,216
due after more than one year	17	**25,578**	23,314
		64,519	50,530
Investments	18	**7,323**	–
Cash at bank and in hand		**63,422**	22,012
		135,264	72,542
Creditors: amounts falling due within one year	19	**(37,310)**	(24,683)
Net current assets		**97,954**	47,859
Total assets less current liabilities		**136,857**	86,960
Creditors: amounts falling due after more than one year	20	**(6,656)**	(11,672)
Total net assets excluding pension liabilities		**130,201**	75,288
Pension liabilities	6	**(6,580)**	(26,700)
Total net assets including pension liabilities		**123,621**	48,588
Capital and reserves			
Called-up share capital:			
Equity	24	**11,051**	3,358
Non-equity	24	**–**	10,000
Share premium account	25	**35,892**	31,886
Capital redemption reserve	26	**415**	415
Profit and loss account	27	**76,263**	2,929
Shareholders' funds:	31	**123,621**	48,588
Equity		**123,621**	38,588
Non-equity		**–**	10,000

The balance sheet has been restated as at 31 December 2004 to reflect the full application of FRS 17 'Retirement Benefits'. The details of these changes are disclosed in notes 1b, 6, 23 and 31.

The financial statements were approved by the Board of Directors on 24 March 2006.

JP Moynihan **Director**

The accompanying notes form part of these financial statements.

Consolidated cash flow statement

For the year ended 31 December 2005

	Note	2005 £000	2005 £000	2004 £000
Net cash inflow from operating activities	28		**15,790**	73,940
Returns on investments and servicing of finance				
Interest received		**6,259**		4,395
Interest paid		**(6,281)**		(5,990)
Preference dividends paid	11	**(85)**		(395)
Capital redemption payments		**–**		(20,494)
Net cash outflow from returns on investments and servicing of finance			**(107)**	(22,484)
Taxation				
Taxation paid			**(8,449)**	(8,675)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	13	**(8,521)**		(6,490)
Investment in Ventures		**(1,610)**		(287)
Additional investment in UbiNetics	3	**–**		(3,000)
Proceeds from disposal of tangible fixed assets		**237**		2,181
Purchase of own shares		**–**		(5,247)
Disposal of own shares		**–**		625
Net cash outflow from capital expenditure and financial investment			**(9,894)**	(12,218)
Acquisitions and disposals				
Net proceeds on disposal of UbiNetics' underlying businesses	3	**20,544**		–
Disposal of Cubiks	3	**–**		1,595
Alphabet redemption/disposal of Meridica	3	**(2,286)**		52,308
Cash disposed of with subsidiaries		**–**		(13,436)
Net cash inflow from acquisitions and disposals			**18,258**	40,467
Dividends paid			**(35,490)**	(450)
Management of liquid resources				
Increase in short-term deposits			**63,376**	(59,475)
Net cash inflow before financing			**43,484**	11,105
Financing				
Issue of ordinary share capital	31	**4,102**		–
Repayment of bank loans	29	**(2,703)**		(2,436)
Net cash inflow/(outflow) from financing			**1,399**	(2,436)
Increase in cash in year	29		**44,883**	8,669

The accompanying notes form part of these financial statements.

Notes to the financial statements

31 December 2005

1. Accounting policies

a Accounting convention

The financial statements are prepared under the historical cost convention, as modified by the valuation of investment properties, and are in accordance with applicable United Kingdom accounting standards.

The financial statements are in compliance with the Companies Act 1985 except that, as explained below, investment properties are not depreciated.

b New UK GAAP accounting policies

Retirement benefits

With effect from 1 January 2005, PA Consulting has fully applied Financial Reporting Standard No 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned, together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No 24 'Accounting for Pension Costs', which required the cost of providing pensions to be recognised on a systematic and rational basis over the period during which the employer benefited from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund was shown as a prepayment or provision on the balance sheet.

The adoption of FRS 17 has resulted in:

Group and Company

a) A decrease in the pension charge, within employee costs, of £1.8m in 2005 (2004: £2.7m).
b) A decrease in the net interest charge of £4.3m in 2005 (2004: £3.8m).
c) An increase in the tax charge of £1.8m in 2005 (2004: £2.0m).
d) A decrease in the loss for the year of £4.3m in 2005 (2004: increase in profit £4.5m).
e) A decrease in the recognised gains and losses of £6.5m in 2005 (2004: increase of £7.9m).
f) Brought forward reserves at 1 January 2005 have decreased by £26.7m.

Dividends

In accordance with FRS 21 'Events after the Balance Sheet Date', dividends declared by the Group are only recognised in the profit and loss account when payment has taken place rather than in the year in relation to which they were declared.

Similarly, dividends receivable are only recognised in the profit and loss account when receipt is considered to have been made rather than when the dividend is declared.

Financial instruments

In accordance with FRS 25 'Financial Instruments Disclosure and Presentation' the Group has adopted the presentation requirements of this standard. The Group has not yet adopted FRS 26 'Financial Instruments Measurement' so has not yet adopted the disclosure requirements of FRS 25. All non equity-capital has been transferred to either liabilities or equity capital as appropriate (see note 24).

c **Basis of consolidation**

The consolidated financial statements incorporate the financial statements of the Company and each of its subsidiary undertakings for the year ended 31 December 2005 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year the profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation.

Entities other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are treated as associates. In the Group financial statements associates are accounted for using the equity method.

d **Foreign currencies**

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences that arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings, which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments. Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

e **Employee benefit schemes**

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of the Company in accordance with the requirements of UITF Abstract 13 'Accounting for ESOP trusts', superseded by UITF Abstract 38 'Accounting for ESOP trusts' and amended by UITF Abstract 32 'Employee benefit trusts and other intermediate payment arrangements', under which shares in the Company held by the employee trusts are deducted in arriving at the total of shareholders' funds.

f **Turnover**

Turnover is stated net of value added tax and similar taxes and includes all revenue that is billable to clients. Revenue is recognised on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and sub-contractors. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed-price long-term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

Losses on contracts are recognised during the period in which the loss first becomes probable and can reasonably be estimated. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

Revenue recognised in excess of billings is recorded as accrued income. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

Project costs recharged represent income received for disbursements made on behalf of clients.

g **Retirement benefits**

Following the full application of FRS 17, the regular service cost of providing retirement benefits to employees during the year is charged to the operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.

In respect of defined benefit schemes, a credit representing the expected return on the assets of the retirement benefit schemes during the year is shown on the profit and loss account. This is based on the market value of the assets of the schemes at the start of the financial year. In respect of defined benefit schemes, a charge representing the expected increase in the liabilities of the retirement benefit scheme during the year is shown on the profit and loss account. This arises from the liabilities of the scheme being one year closer to payment.

Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and loses in the year, together with differences arising from changes in assumptions.

Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

h Goodwill

Goodwill arising on an acquisition of a subsidiary undertaking is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the Directors' estimate of its useful economic life of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- At the end of the first full financial year following acquisition; and
- In other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

i Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group also uses interest rate swaps to adjust interest rate exposures.

Net interest arising on interest rate agreements is taken to the profit and loss account. Premiums payable on interest rate agreements are charged to the profit and loss account over the term of the relevant agreements.

Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

j Tangible fixed assets

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives.

The depreciation rates are as follows:

- Freehold buildings: 2-10 per cent on cost
- Property held on lease excluding investment property: equal instalments over remaining period of lease unless the economic life of the asset is determined to be less than that of the lease
- Office furniture, machinery and equipment: 10-33 per cent on cost
- Computer equipment: 20-50 per cent on cost
- Motor vehicles: 15-25 per cent on cost.

k Fixed asset investments

Investments are included as fixed assets and are shown at cost or valuation less provision for any diminution in value considered permanent.

l Investment properties

In accordance with SSAP 19, investment properties are carried at open market value. No depreciation or amortisation is provided in respect of investment properties. This is a departure from the Companies Act 1985, which requires all properties to be depreciated. Such properties are not held for consumption but for investment and the Directors consider that to depreciate them would not give a true and fair view. The effect of this departure has not been quantified because it is impracticable to do so.

The aggregate surplus or deficit arising on revaluation is transferred to the revaluation reserve, except where a deficit below cost is deemed to represent a permanent diminution in value, in which case it is charged to the profit and loss account.

m **Current asset investments**

Investments held as current assets are stated at the lower of cost and net realisable value.

n **Contract provisions and long-term contracts**

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements, including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long-term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

o **Leased assets**

Where assets are financed by leasing agreements that give rights approximating to ownership (finance leases), the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account. Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

p **Deferred taxation**

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, and gains on disposal of fixed assets that have been rolled over into replacement assets, only to the extent that at the balance sheet date there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

q **Property provisions**

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space.

Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

r **Research and development expenditure**

Research and development expenditure is written off in the year in which it is incurred.

s **Liquid resources**

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short-term deposits.

2. Segmental information

All turnover arises from the principal activity of the Group, which is the provision of consultancy services.

Venture operations disclosed separately on the face of the profit and loss account are non-core consulting operations.

All turnover has been stated net of value added tax and similar taxes.

Turnover by destination	**2005**	2004
	£000	£000
Geographic analysis:		
UK	**196,171**	189,961
Scandinavia	**36,803**	21,948
Europe (excluding UK and Scandinavia)	**25,821**	34,447
Americas	**53,071**	65,637
Asia Pacific	**12,069**	13,433
	323,935	325,426

An analysis of profit before tax and net assets by geographic region is not provided because there is no suitable basis of allocating the profit before tax, assets and related liabilities to geographical segments because the Group's resources are utilised flexibly over all geographical segments.

3. Exceptional items

Exceptional items are analysed as follows:

	2005	2004
	£000	£000
a) Profit on disposal of UbiNetics' underlying businesses (net of alphabet payments)	**13,806**	–
b) Profit on deemed part disposal of UbiNetics	–	3,101
c) Profit on disposal of Meridica	–	50,635
d) Profit on part disposal of Cubiks	–	1,441
e) Profit on disposal of fixed assets	–	1,201
	13,806	56,378

a) Profit on disposal of UbiNetics' underlying businesses

During the year UbiNetics disposed of the main components of its business, being its SPG and VPT operations. As a result of this £25.2m was returned to the Group against a net book value of £5.1m. Of the gain of £20.1m, £0.4m has been paid out in the form of Venture bonuses, £5.2m in the form of alphabet payments and £0.7m in the form of alphabet capital redemptions with the remaining £13.8m being disclosed as a non-operating exceptional profit on disposal.

The net proceeds, as disclosed in the consolidated cash flow statement, are the proceeds of £25.2m net of Venture bonuses of £0.4m, alphabet cash payments of £3.8m and alphabet capital redemption payments of £0.5m.

Following the disposal, UbiNetics was placed into liquidation and the Group ceased to have a significant influence over the operating and financial policies of the venture company. As such the investment is accounted for as a fixed asset investment in accordance with note 1k and has been fully provided for as the value remaining is not considered recoverable. As at 31 December 2005, the Group still holds 49 per cent (undiluted) of UbiNetics Holdings Limited.

b) Profit on deemed part disposal of UbiNetics

On 12 February 2004, following an external injection of funds into UbiNetics Holdings Limited and a further investment by PA of £3.0m, the Group's holding was reduced from 82 per cent to 49 per cent. This generated a profit on deemed disposal of £3.1m.

c) Profit on disposal of Meridica

During 2004, PA sold its 90 per cent interest in Meridica Ltd to Pfizer Inc for $125.0m plus a future potential payment of $25.0m. After paying out the Meridica option holders, Meridica and PA bonuses (£16.9m) and transaction costs (£1.0m), PA received £52.3m cash and the profit on disposal was £50.6m.

d) Profit on part disposal of Cubiks

On 2 April 2004, following a partial management buyout, the Group's holding in Cubiks ordinary shares was reduced from 85 per cent to 40 per cent. As consideration, PA received £2.6m cash and ordinary shares in Cubiks valued at £2.8m. After associated transaction costs this generated a profit on disposal of £1.4m. Under the terms of the sale, PA redeemed its holding in Cubiks preference shares of £2.8m and purchased £1.0m preference shares. The £2.6m consideration received for Cubiks ordinary shares, net of the £1.0m preference share investment, resulted in a net cash inflow of £1.6m.

e) **Profit on disposal of fixed assets**

During 2004, an Australian freehold property, Albert Gate, was sold for £2.2m realising a profit on disposal of £1.2m.

Capital redemption and similar payments

The sale for cash of UbiNetics' underlying businesses in 2005 and the sale of Meridica and partial sale of Cubiks in 2004 triggered potential payments to alphabet shareholders (see notes 16 and 24).

Potential payments due to UbiNetics alphabet shareholders during 2005 are shown as minority interests in the profit and loss account.

The remaining liability to Cubiks, Meridica and UbiNetics alphabet shareholders who had not redeemed their shares by the year end is shown on the balance sheet as creditors due within one year in accordance with the requirements of FRS 25 (see note 1b).

	£000	£000
Opening minority interests at 1 January 2005		
Meridica	(2,870)	
UbiNetics	–	
		(2,870)
Amount charged to profit and loss account		
Meridica	–	
UbiNetics	(727)	
		(727)
Redemptions during the year		
Meridica	2,286	
UbiNetics	476	
		2,762
Closing minority interests at 31 December 2005		
Meridica	(583)	
UbiNetics	(252)	
		(835)

In 2004 the sale of Meridica and the partial sale of Cubiks triggered payments to shareholders. This resulted in the recognition of a charge to minority intersts in the profit and loss account of £23,364,000 and a liability to those who had not redeemed their shares by the year end on the balance sheet as minority interests of £2,870,000.

4. Staff costs

	2005 £000	2004 £000
Salaries	**134,110**	127,937
Social security costs	**16,970**	11,887
Pension costs	**8,014**	8,887
	159,094	148,711
Bonus	**52,043**	51,234
	211,137	199,945

Staff costs include remuneration paid to the Directors of the Company.

	2005 Number	2004 Number
The average number of employees including Directors for the year was:		
Consulting staff	**1,867**	1,765
Administration staff	**632**	670
Total	**2,499**	2,435

5. Emoluments of Directors

	2005 £000	2004 £000
Fees as Non-Executive Directors	**140**	75
Executive Directors' remuneration	**7,582**	7,374
	7,722	7,449
Company pension contributions	**206**	183
Long-term incentive bonuses	**1,184**	1,575

The emoluments, excluding pension contributions, of the highest paid Director were £3,744,976 (2004: £2,351,000). Included in this amount is £115,697 paid to companies that are related to the Director (2004: £94,000).

Pension contributions for the highest paid Director were £38,675 (2004: £33,000).

For all Executive Directors, for this and prior years, 30 per cent of the bonus included in these amounts will be withheld for up to five years and only paid contingent on certain non-performance-related criteria being met.

	2005	2004
Number of Directors who exercised share options	–	–
Number of Directors receiving long-term incentives	**8**	9
Number of Directors in the defined benefit pension scheme	**7**	6

6. Pension and other retirement benefits

Pension Scheme liabilities

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Net pension liability	**6,580**	26,700	**6,580**	26,700

UK GAAP Group and Company

The Group operates a number of pension schemes throughout the world, the forms and benefits of which vary with conditions and practices in the countries concerned. The largest schemes are self-administered and the schemes' assets are held independently of the Group's finances in either trustee-administered funds or insurance-based schemes. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries.

Contributions to the defined benefit scheme are based on advice from independent actuaries using actuarial methods, the objective of which is to provide adequate funds to meet pension obligations as they fall due. The date of the latest actuarial review was on 31 March 2005. The valuations of the scheme used the projected unit method and were carried out by Watson Wyatt LLP, professionally qualified independent actuaries. The most recent actuarial funding valuation has been updated by Watson Wyatt LLP, in order to assess the liabilities of the scheme at 31 December 2005 for the purposes of FRS 17. Scheme assets are stated at their market value at 31 December 2005.

The principal scheme is in the United Kingdom and comprises both defined benefit and defined contribution elements. There are no other material defined benefit schemes around the world.

The UK defined benefit scheme has been closed to new entrants with effect from 1 January 1998 and new employees are invited to join the defined contribution scheme.

With effect from April 2004, active members of the closed defined benefit section of the PA UK pension plan are being transitioned into PA's existing defined contribution pension section in annual stages over a period of three years. Those members will become fully defined contribution members from April 2007, with accrued defined benefits attracting a guarantee of pensionable salary through to March 2011, and enhanced statutory revaluation rates thereafter.

Main assumptions for FRS 17 purposes

	2005	2004	2003
	% pa	% pa	% pa
Inflation assumption	**2.7**	2.7	2.6
Rate of increase in pensionable salaries	**4.2**	4.2	4.1
Rate of increase of pensions in payment	**2.7**	2.7	2.6
Rate of increase for deferred pensioners	**2.7**	2.7	2.6
Discount rate	**4.9**	5.3	5.4
Expected return on assets	**7.0**	7.0	7.3

The assets in the UK scheme and the expected rates of return were:

	2005		2004		2003	
	Expected long-term rate of return	**Market value £m**	Expected long-term rate of return	Market value £m	Expected long-term rate of return	Market value £m
Equities	**8.30%**	**274.6**	8.10%	229.1	8.40%	216.6
Bonds	**4.90%**	**167.4**	5.30%	139.8	5.40%	128.3
Cash	**3.70%**	**3.0**	3.70%	0.2	3.60%	0.2
Total market value of costs		**445.0**		369.1		345.1
Present value of scheme liabilities		**(454.4)**		(407.3)		(394.7)
Deficit in the scheme		**(9.4)**		(38.2)		(49.6)
Related deferred tax asset		**2.8**		11.5		14.9
Net pension liability		**(6.6)**		(26.7)		(34.7)

Analysis of the amount charged to operating profit	**2005 £m**	2004 £m
Current service cost	**8.4**	8.8
Past service cost	**–**	–
Curtailments/settlements	**–**	–
Total operating profit charge	**8.4**	8.8

Analysis of the amount included in other net finance income	**2005 £m**	2004 £m
Interest on pension scheme liabilities	**21.4**	21.0
Expected return on pension scheme assets	**(25.7)**	(24.8)
	(4.3)	(3.8)

Analysis of amount recognised in the Statement of Total Recognised Gains and Losses (STRGL)	2005 £m	2004 £m
Actual return less expected return on pension scheme assets	**(57.2)**	(6.9)
Experience gains and losses arising on the scheme liabilities	**(7.7)**	(12.2)
Changes in assumptions underlying the present value of the scheme liabilities	**42.2**	14.2
Total gain recognised in STRGL before adjustment for tax	**(22.7)**	(4.9)
Deferred taxation	**6.8**	1.5
Total gain recognised in STRGL after adjustment for tax (note 27)	**(15.9)**	(3.4)

Movement in deficit during the year	2005 £m	2004 £m
Deficit brought forward	**(38.2)**	(49.6)
Contributions	**10.2**	8.2
Past service cost	**–**	–
Current service cost	**(8.4)**	(8.8)
Curtailments/settlements	**–**	3.3
Other finance income	**4.3**	3.8
Actuarial gain	**22.7**	4.9
Deficit carried forward	**(9.4)**	(38.2)

From 1 January 2006 the Group has agreed to contribute at 16 per cent of contributory pay in respect of members of the defined benefit section of the scheme and at the rate specified by Rule B1.1(2) of the trust deed plus an additional 0.5 per cent of contributory pay in respect of members of the defined contribution section. In addition, the Group will make monthly payments of £742,000 in 2006, £750,000 in 2007 and £875,000 in 2008.

History of experience gains and losses	2005	2004	2003	2002
Difference between the expected and actual return on scheme assets:				
Amount (£m)	**(57.2)**	(6.9)	(23.3)	84.7
Percentage of scheme assets	**12.85%**	1.87%	6.75%	27.60%
Experience gains and losses on scheme liabilities:				
Amount (£m)	**(7.7)**	(12.2)	14.8	21.8
Percentage of scheme liabilities	**1.69%**	3.00%	3.75%	6.63%
Total amount recognised in the STRGL:				
Amount (£m)	**(22.7)**	(4.9)	29.8	100.1
Percentage of scheme liabilities	**5.00%**	1.20%	7.55%	30.43%

7. Operating profit is stated after charging/(crediting)

	2005 £000	2004 £000
Directors' emoluments	**6,505**	7,449
Auditors' remuneration – for audit services	**509**	460
Auditors' remuneration – for non-audit-related services	**429**	76
Depreciation of tangible fixed assets	**6,228**	6,223
Amortisation of intangible fixed assets	**2,104**	2,166
Loss on disposal of fixed assets	**2**	–
Hire of plant and equipment	**848**	787
Operating lease charges – land and buildings	**6,741**	7,244
Exchange differences	**(722)**	(203)
Movement on property provisions	**(255)**	(848)
Research and development expenditure	**1,460**	–
Rent receivable	**(7,600)**	(6,326)

8. Interest and income from investments

	2005 £000	2004 £000
Interest received/receivable on cash deposits		
Group	**6,199**	4,395
Associates	**–**	377
Dividends received/receivable from investments	**60**	66
	6,259	4,838

The aggregate of interest and dividends receivable of £6,259,499 (2004: £4,838,000) and interest payable of £6,281,000 – note 9 (2004: £5,990,000) is shown on the face of the profit and loss account as net interest payable and investment income of £22,000 (2004: £1,152,000).

9. Interest payable and similar charges

	2005 £000	2004 £000
Interest paid/payable on bank loans:		
Group	**5,949**	5,990
Associates	**29**	–
Finance cost of A shares	**300**	–
Finance cost of alphabet shares	**3**	–
	6,281	5,990

While FRS 25 was not required to be adopted in full in the year to 31 December 2005, the Group and Company are required to reclassify the non-equity shareholdings to comply with the presentation requirements of the standard.

This presentation requirement has led to the classification of the A Share annual dividend and the issue of Aegate alphabet shares as finance costs.

10. Taxation

a) Analysis of charge for the year

	2005 £000	2005 £000	2004 £000	2004 £000
Current tax				
United Kingdom				
Corporation tax	**6,808**		8,982	
Corporation tax under/(over) provided in previous years	**798**		(865)	
		7,606		8,117
Overseas				
Corporation tax	**2,713**		3,099	
Corporation tax under/(over) provided in previous years	**4**		(333)	
		2,717		2,766
Associated undertakings		**259**		85
		10,582		10,968
Deferred tax				
Current year	**2,445**		996	
Prior year	**(544)**		–	
		1,901		996
		12,483		11,964

b) Factors affecting the tax charge for the year

The tax charge for the year is lower than the standard rate of Corporation Tax in the UK of 30 per cent (2004: 30 per cent). The differences are explained below.

	2005 £000	2004 £000
Profit on ordinary activities before tax	**41,188**	96,109
Profit on ordinary activities multiplied by standard rate of Corporation Tax in the UK of 30 per cent (2004: 30 per cent)	**12,357**	28,833
Effects of:		
Expenses not deductible for tax purposes	**3,304**	2,641
Research and development tax credits	**(300)**	(315)
Deferred tax timing differences	**(2,404)**	(3,009)
Non-recognition of overseas Group losses	**1,942**	1,076
Tax rates on overseas earnings	**(835)**	2,120
Disposal UbiNetics/deemed disposal of UbiNetics	**(5,705)**	(930)
Disposal of Meridica	**–**	(17,166)
Disposal of Albert Gate	**–**	(360)
Disposal of share in Cubiks	**–**	(813)
Associates' results not available for group relief	**1,273**	–
Results of associated undertakings	**148**	89
Adjustments to UK tax charge in respect of previous periods – UK	**798**	(865)
Adjustments to UK tax charge in respect of previous periods – overseas	**4**	(333)
Current tax charge for the year (note 10a)	**10,582**	10,968

c) Factors that may affect future tax charges

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued. It is not expected that any such tax would be payable in the foreseeable future.

Certain overseas subsidiaries have deferred tax assets that have not been recognised in the accounts, as there is insufficient certainty as to the availability of future suitable profits. These consist of tax losses with a value of £13,894,000 (2004: £11,876,000), depreciation in advance of capital allowances with a value of £113,800 (2004: £71,000) and other timing differences with a value of £328,000 (2004: £2,249,000).

These assets would be recovered where the relevant subsidiaries earn taxable profits in their respective jurisdictions against which the tax losses and other assets could be relieved. Based on current capital investment plans, the Group expects to be able to continue to claim capital allowances in excess of depreciation in future years.

11. Dividends

	2005 £000	2004 £000
Interim dividend	**35,490**	–
Interim dividend – non-equity	**–**	7
Preference dividend	**85**	395
	35,575	402

One of the employee trusts has waived its rights to £780,829 (2004: £nil) in respect of ordinary dividends payable for the year end and to its future dividends on shares held until such time as the shares are transferred to employees.

In February 2005, the Company issued a further 33 million of alphabet shares at a value of £3,289. Under the requirements of FRS 25 these are disclosed as a finance cost along with £727,000 of capital redemptions (note 3). In 2004, such payments were shown as interim dividend – non-equity.

On 21 April 2005, the Company paid a dividend of £35.5m. As at that date the Company did not have sufficient distributable reserves to cover the dividends paid, however, as of 31 December 2005, the Company had substantial positive distributable reserves and will be in a position to pay dividends in 2006.

12. Intangible assets – Group

	Goodwill £000
Cost at 1 January 2005	42,253
Cost at 31 December 2005	**42,253**
Amortisation at 1 January 2005	(8,944)
Charge for the year	(2,104)
Amortisation at 31 December 2005	**(11,048)**
Net book value at 31 December 2005	**31,205**
Net book value at 31 December 2004	33,309

Goodwill relates to the acquisition of Hagler Bailly Inc in 2000.

Company

The Company does not have intangible fixed assets.

13. Tangible fixed assets – Group

	Freehold land and buildings £000	Long leasehold property £000	Short leasehold property £000	Office furniture, machinery & equipment £000	Computer equipment £000	Motor vehicles £000	Total £000
Cost or valuation at							
1 January 2005	9,703	123,477	21,444	14,647	31,794	58	201,123
Exchange adjustments	–	–	684	299	485	5	1,473
Additions	4,155	–	1,320	637	2,409	–	8,521
Disposals	–	–	(313)	(156)	(583)	(15)	(1,067)
Cost or valuation at							
31 December 2005	**13,858**	**123,477**	**23,135**	**15,427**	**34,105**	**48**	**210,050**
Depreciation at							
1 January 2005	(4,330)	(1,594)	(12,442)	(10,203)	(28,178)	(54)	(56,801)
Exchange adjustments	–	–	(312)	(228)	(393)	(4)	(937)
Charge	(497)	(426)	(1,556)	(1,025)	(2,723)	(1)	(6,228)
Disposals	3	–	181	130	499	15	828
Depreciation at							
31 December 2005	**(4,824)**	**(2,020)**	**(14,129)**	**(11,326)**	**(30,795)**	**(44)**	**(63,138)**
Net book value at							
31 December 2005	**9,034**	**121,457**	**9,006**	**4,101**	**3,310**	**4**	**146,912**
Net book value at							
31 December 2004	5,373	121,883	9,002	4,444	3,616	4	144,322

Long leasehold property represents 123 Buckingham Palace Road. The investment property portion of £68.8m represents 50 per cent of the value of the building. The Directors have considered the open market value of the building at 31 December 2005 and have concluded that the valuation is unchanged from that undertaken by DTZ Debenham Tie Leung on 27 February 2002. In accordance with SSAP 19 'Investment Properties', it is not depreciated. The historical cost element of the property is £52.8m. The remainder of the building has a net book value of £52.7m at the year end.

Company

The Company does not have tangible fixed assets.

14. Investment properties

In November 1999, PA purchased a 250-year leasehold over its head office at 123 Buckingham Palace Road, London.

A portion of the building is occupied by the Group and accordingly accounted for as a fixed asset. The remaining portion of the building is let to tenants and is accounted for as an investment property (note 13).

15. Fixed asset investments – Group

	2005 £000	2004 £000
Associated undertakings (a)	**702**	10,887
Other fixed asset investments (b)	**2,145**	535
	2,847	11,422

(a) Associated undertakings

	Share of net assets 2005 £000	2004 £000
Opening balance at 1 January 2005	**10,887**	10,773
Disposals (note 3a)	**(5,082)**	–
Share of tax charge of associated undertakings	**(259)**	(85)
Share of loss retained by associated undertakings	**(3,848)**	(12)
Share of other reserve movement of associated undertakings	**(996)**	211
Closing balance at 31 December 2005	**702**	10,887

The share of associates' profit and net assets is analysed below.

	2005 £000	2004 £000
Turnover	**8,341**	13,532
Operating costs	**(12,160)**	(13,921)
Operating loss	**(3,819)**	(389)
Interest (payable)/receivable	**(29)**	377
Loss before taxation	**(3,848)**	(12)
Taxation	**(259)**	(85)
Accumulated loss	**(4,107)**	(97)
Fixed assets	**237**	1,948
Current assets	**1,158**	14,281
Creditors due within one year	**(659)**	(5,234)
Creditors due after more than one year	**(34)**	(108)
Net assets	**702**	10,887

Details of associated undertakings as at 31 December 2005 are as follows:

Name	Place of incorporation/registration	Nature of business
Cubiks Group Limited (40 per cent)	England and Wales	Assessment and development company

(b) Other fixed asset investments

	Total £000
Balance at 1 January 2005	535
Additions	1,610
Reclassification from associated undertakings (note 3a)	7,142
Provision for investment	(7,142)
Balance at 31 December 2005	**2,145**

Fixed asset investments represent non-controlling interests in ventures.

16. Fixed asset investments – Company

Movement in Company fixed asset investments

	Investments in Group Companies £000
Balance at 1 January 2005	39,101
Additions	92
Revaluation of € investments	(290)
Balance at 31 December 2005	**38,903**

During the year the additions to fixed asset investments of £91,525 (2004: £nil) in the Company related to the acquisition of PA Consulting Services Limited for £61,524, PA Strategy Partners for £20,000 and PA Knowledge Limited for £10,001.

Details of the principal subsidiary undertakings as at 31 December 2005 are as follows:

Name	Place of incorporation/ registration	Nature of business
PA Consulting Services SA	Argentina	Consultancy
PA Consulting Services Pty Limited	Australia	Consultancy
PA Consulting Services SA	Belgium	Consultancy
PA do Brasil Ltda	Brazil	Consultancy
PA Consulting Chile SA	Chile	Consultancy
PA Consulting Group SRO	Czech Republic	Consultancy
PA Consulting Group A/S	Denmark	Consultancy
PA Consulting Services Limited	England and Wales	Consultancy
PA Finance Limited	England and Wales	Consultancy
PA Infrastructure Development Services (UK) Limited	England and Wales	Consultancy
PA Strategy Partners Limited	England and Wales	Consultancy
PA Consulting Group O/Y	Finland	Consultancy
PA Consulting Group SA	France	Consultancy
PA Consulting Group GmbH	Germany	Consultancy
PA Consulting Group Limited	Hong Kong	Consultancy
PA Consulting Services (India) Private Limited	India	Consultancy
PT PA Consulting Indonesia	Indonesia	Consultancy
PA Consulting Group KK	Japan	Consultancy
PA Consulting Group Sdn Bhd	Malaysia	Consultancy
PA Infrastructure Development Services Sdn Bhd	Malaysia	Consultancy
PA Consulting Services BV	Netherlands	Consultancy
PA Consulting Group Limited	New Zealand	Consultancy
PA Infrastructure Development Services (NZ) Limited	New Zealand	Consultancy
PA Consulting Group A/S	Norway	Consultancy
PA Consulting Services SAC	Peru	Consultancy
PA Consulting Group Pte Limited	Singapore	Consultancy
PA Consulting Group AB	Sweden	Consultancy
PA Consulting Group Holdings SA	Switzerland	Consultancy
PA Consulting Group Inc	USA	Consultancy
PA Government Services Inc	USA	Consultancy
Aegate Ltd	England and Wales	Drug authentication service provider
Aegate Inc	USA	Drug authentication service provider
PA International Limited* (100 per cent equity)	Bermuda	Holding company
PA Ventures Investments Limited	Bermuda	Holding company
PA International Consulting Group Limited	England and Wales	Holding company
PA Overseas Holdings Limited	England and Wales	Holding company
PA International Holdings BV	Netherlands	Holding company
PA US Holdings Inc	USA	Holding company
PA Knowledge Limited	Cayman Islands	Intellectual property rights
PA Knowledge Limited	England and Wales	Intellectual property rights
PA Consulting (Cayman Islands) Limited	Cayman Islands	Investment company
PA Finance Holdings Limited	England and Wales	Investment company
PA Investments Limited	England and Wales	Investment holding company
Erinvale Holdings BV	Netherlands	Property holding company
PA Group Treasury Services Limited	England and Wales	Treasury

All subsidiary undertakings noted above are wholly owned by the Group except where marked *.

Voting rights are proportional to the ownership percentage as stated.

PA International Limited has issued a class of shares ('alphabet shares') that are held directly by certain PA shareholders. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights.

17. Debtors

	Group		Company	
	2005	2004 (Restated)	**2005**	2004
	£000	£000	**£000**	£000
Due within one year:				
Trade debtors	**35,294**	27,519	**14**	13
Accrued income	**19,496**	19,569	**–**	–
Other debtors	**7,205**	6,623	**96**	17
Amounts due from subsidiary undertakings	**–**	–	**29,609**	20,769
Prepayments	**4,703**	3,183	**–**	–
Loans to staff (a)	**9,333**	6,467	**9,222**	6,417
Taxation	**696**	187	**–**	–
	76,727	63,548	**38,941**	27,216
Due after more than one year:				
Loans to staff (a)	**25,578**	23,314	**25,578**	23,314
Deferred tax	**16,560**	16,132	**–**	–
Other amounts held in escrow accounts (b)	**3,443**	3,539	**–**	–
	45,581	42,985	**25,578**	23,314

Prior year comparatives have been restated to recognise a deferred tax asset of £1,750,000 in debtors due after more than one year that was previously disclosed as a taxation debtor due within one year.

(a) Loans to staff result from the adoption of the Bonus Share Purchase Plan introduced in 1998. These loans are non-interest bearing and are due to be repaid in line with the date of payment of deferred bonus relating to the year in which the loans were made, or at the date of leaving the Group. Total loans to staff include £7,333,000 (2004: £5,362,000) of loans to Directors from the Employee Trust.

(b) Other amounts held in escrow accounts relate to funds for future redemption of preference shares issued by PA International Limited (note 20).

18. Current asset investments

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Investments	**86,053**	149,429	**7,323**	–

Investments are stated at cost and represent amounts invested in liquid investments readily convertible into cash.

19. Creditors – amounts falling due within one year

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Bank loans	**2,975**	2,703	**–**	983
Trade creditors	**2,931**	3,942	**16**	–
Payments on account	**13,543**	13,224	**–**	–
Amounts due to subsidiary undertakings	**–**	–	**13,664**	2,801
Taxation	**12,676**	10,293	**5,589**	1,587
Social security and other taxes	**23,256**	19,937	**5,187**	3,690
Other creditors and accruals	**38,022**	41,469	**1,765**	1,254
Bonuses	**48,122**	40,199	**11,089**	14,368
Capital redemptions payable to alphabet shareholders	**835**	–	**–**	–
	142,360	131,767	**37,310**	24,683

20. Creditors – amounts falling due after more than one year

	Group		Company	
	2005	2004	**2005**	2004
	£000	£000	**£000**	£000
Bank loan	**82,711**	85,686	**–**	–
Bonuses	**40,887**	42,428	**4,106**	11,525
Guaranteed redeemable preference shares	**3,443**	3,539	**–**	–
Equity A shares	**2,403**	–	**2,403**	–
Other	**121**	–	**147**	147
	129,565	131,653	**6,656**	11,672

Borrowings

On 1 March 2002, loan finance of £94,500,000 was obtained relating to the purchase of 123 Buckingham Palace Road (note 14). Repayments of capital are due quarterly in instalments commencing at £483,000 on 18 April 2002 and gradually increasing to £1,185,000, with the balance of £62,005,000 falling due on the tenth anniversary of the loan in March 2012.
The interest expense on the loan is entirely hedged by a swap that fixes the rate (including margin) to 6.82 per cent. Interest expense for the year was £5,949,000 (2004: £5,990,000) (note 9). The loan is a non-recourse loan to the Group in respect of the principal, recourse being limited to the rental stream arising from the property.

The loan is wholly repayable within ten years as follows:

	2005 £000	2004 £000
In less than one year (note 19)	**2,975**	2,703
In more than one year (note 20)		
In more than one year but not more than two years	**3,262**	2,975
In more than two years but not more than five years	**11,672**	10,705
In more than five years	**67,777**	72,006
Total in more than one year	**82,711**	85,686
Total bank loans	**85,686**	88,389

The guaranteed redeemable preference shares in creditors due after more than one year relate to the redemption of PA International Limited's 5,000,000 €1 preferred ordinary shares issued in 2001 on the Luxembourg Stock Exchange. These shares are entitled to a floating, non-cumulative, preferential dividend calculated at EURIBID plus 40 basis points on the par value of the share. These shares are redeemable on demand. PA International Limited is a subsidiary of the Group.

21. Provision for liabilities and charges – Group

	2005 £000	2004 £000
Property provisions	**3,051**	3,306
Deferred tax (note 23)	**3,249**	3,540
Other provisions	**1,450**	1,446
	7,750	8,292

	Property provision £000	Other £000
Balance at 1 January 2005	3,306	1,446
Provisions no longer required released to profit and loss account	(670)	–
Movement on provisions relating to foreign currency	296	6
New provisions in the year	119	–
Balance at 31 December 2005	**3,051**	**1,452**

Property provisions relate to the difference between rents payable and rents receivable on all vacant and sub-let space. Part of the existing provision was released in 2004 as the result of a restructuring of accommodation arrangements and sub-letting activity in the United States.

Other provisions relate to leasehold dilapidation costs arising on lease termination. These are assessed on a lease-by-lease basis throughout the year.

22. Derivatives and other financial instruments

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments can be found in note 1i. The disclosure below excludes short-term debtors and creditors, with the exception of the analysis of currency exposures.

Currency and interest rate analysis of financial liabilities at 31 December

	Borrowings £000	Floating rate financial liabilities £000	Fixed rate financial liabilities £000	Weighted average interest rate %	Weighted average time for which rate fixed Years
31 December 2005					
Sterling	**128,976**	**43,290**	**85,686**	**6.82**	**7**
US dollar	**121**	**121**	**–**	**–**	**–**
Euro	**3,443**	**3,443**	**–**	**–**	**–**
31st December 2004					
Sterling	130,817	42,428	88,389	6.82	8
Euro	3,539	3,539	–	–	–

Currency and interest rate analysis of financial assets at 31 December

	Cash and bank £000	Other financial assets £000	Total financial assets £000	Floating rate financial assets £000	Fixed rate financial assets £000	Financial assets on which no interest is earned £000	Weighted average interest rate %	Weighted average time for which rate fixed Years
31 December 2005								
Sterling	**65,964**	**117,097**	**183,061**	**157,483**	**–**	**25,578**	**6**	**½**
US dollar	**4,855**	**122**	**4,977**	**4,977**	**–**	**–**	**–**	**–**
Euro	**3,516**	**–**	**3,516**	**3,516**	**–**	**–**	**–**	**–**
Other	**5,655**	**–**	**5,655**	**5,655**	**–**	**–**	**–**	**–**
	79,990	**117,219**	**197,209**	**171,631**	**–**	**25,578**		
31 December 2004								
Sterling	22,355	176,695	199,050	175,736	–	23,314	6	½
US dollar	5,396	122	5,518	5,518	–	–	–	–
Euro	2,067	–	2,067	2,067	–	–	–	–
Other	5,289	–	5,289	5,289	–	–	–	–
	35,107	176,817	211,924	188,610	–	23,314		

Other financial assets comprise current asset investments in short-term deposits of £86.1m described in note 18 and long-term non-interest bearing loans to staff (note 17), amounts held in escrow (note 17) and other fixed asset investments (note 15b).

Foreign exchange and interest rate exposures

Forward foreign exchange contracts are entered into to hedge the Group's investments in its US subsidiaries. Gains or losses are recognised in the statement of total recognised gains and losses. The Group's operating units hold no material unhedged monetary assets or liabilities other than in their functional currencies. The Group hedges its interest risk on its long-term bank borrowing through an interest rate swap as set out in note 20.

Fair value of financial assets and liabilities

Forward foreign exchange contracts and interest rate swap contracts, taken out as hedges, are not marked to market. Gains and losses thereon are recognised only when those contracts mature. The following table sets out the book and fair values of the Group's financial assets and financial liabilities. Market rates have been used to determine the fair values of interest rate swaps and forward contracts.

	31 December 2005		31 December 2004	
	Book value £000	**Fair value £000**	Book value £000	Fair value £000
Cash at bank and in hand	**79,990**	**79,990**	35,107	35,107
Other financial assets	**117,219**	**117,219**	176,817	176,817
Bank borrowings	**(85,686)**	**(85,686)**	(88,389)	(88,389)
Euro-denominated preference shares	**(3,443)**	**(3,443)**	(3,539)	(3,539)
Interest rate swaps	**–**	**(4,849)**	–	(4,049)
Long-term bonus liability	**(40,887)**	**(40,887)**	(42,428)	(42,428)
Other long-term liability	**(121)**	**(121)**	–	–
Equity A shares	**(2,403)**	**(2,403)**	–	–
	64,669	**59,820**	77,568	73,519

The maturity profile of the Group's financial liabilities is as follows:	**2005 £000**	2004 £000
In less than one year (note 19)	**2,975**	2,703
In more than one year (note 20)		
In more than one year but not more than two years	**12,596**	11,950
In more than two years but not more than five years	**48,062**	47,697
In more than five years	**68,907**	72,006
Total in more than one year	**129,565**	131,653
Total bank loans	**132,540**	134,356

The following table shows the amount of unrealised gains and losses that have been included in the profit and loss account for the year and those gains or losses that are expected to be realised in next year's or a later profit and loss account.

	Gains not recognised 2005 £000	**Losses not recognised 2005 £000**	**Total net gains/losses not recognised 2005 £000**
Gains and losses arising in 2005 that were not recognised in 2005	–	**(4,849)**	**(4,849)**
Unrecognised gains and losses on hedges at 31 December 2005	–	**(4,849)**	**(4,849)**
Of which:			
Gains and losses to be recognised in 2006 or later	–	**(907)**	**(907)**
Gains and losses to be recognised in 2007 or later	–	**(3,942)**	**(3,942)**

	Gains not recognised 2004 £000	Losses not recognised 2004 £000	Total net gains/losses not recognised 2004 £000
Gains and losses arising in 2004 that were not recognised in 2004	–	(4,049)	(4,049)
Unrecognised gains and losses on hedges at 31 December 2004	–	(4,049)	(4,049)
Of which:			
Gains and losses to be recognised in 2005 or later	–	(794)	(794)
Gains and losses to be recognised in 2006 or later	–	(3,255)	(3,255)

Undrawn bank facilities

The Group has £5.0m of undrawn committed bank borrowing facilities that are repayable on demand (2004: £5.0m). This is an annual rolling facility due for review in July 2006.

23. Deferred tax – Group

Unprovided and provided deferred taxation is as follows:

	2005 **£000** **Provided**	**2005** **£000** **Unprovided**	2004 (Restated) £000 Provided	2004 (Restated) £000 Unprovided
Fixed assets	**1,984**	**(138)**	2,861	(71)
Property provisions	**(1,674)**	**–**	(1,592)	–
Bonus	**(4,365)**	–	(4,429)	–
Losses	**(4,274)**	**(13,894)**	(4,263)	(12,749)
Other	**(4,982)**	**(328)**	(5,169)	(2,269)
	(13,311)	**(14,360)**	(12,592)	(15,089)

Deferred taxation movements:

	£000
Balance at 1 January 2005	**(12,592)**
Transfer from profit and loss account:	
United Kingdom	**–**
Overseas	**(719)**
Other movements	**–**
Balance at 31 December 2005	**(13,311)**
Deferred tax liabilities (note 21)	**3,249**
Deferred tax assets (note 17)	**(16,560)**
Balance at 31 December 2005	**(13,311)**

Prior year comparatives have been restated where necessary to account for the impact of FRS 17 (see note 1b) and to recognise a deferred tax asset of £1,750,000 in debtors due after more than one year that was previously disclosed as a taxation debtor due within one year.

24. Share capital – Group and Company

	2005 Number	2005 £	2004 Number	2004 £
Authorised				
Non-Equity:				
Golden Share of £1	**1**	**1**	1	1
Preference Shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C Shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
Implementation of FRS 25				
Transfer to creditors due after more than one year (A Shares)	**–**	**(2,403,184)**	–	–
Transfer to equity	**(99,999,991)**	**(7,596,816)**	–	–
	–	**–**	99,999,991	10,000,000
Equity:				
Ordinary shares of 10p each	**200,000,000**	**20,000,000**	200,000,000	20,000,000
Implementation of FRS 25				
Transfer from non-equity:				
Golden Share of £1	**1**	**1**	–	–
Preference Shares of 10p each	**25,000,000**	**2,500,000**	–	–
A Shares of 10p each	**24,999,997**	**96,816**	–	–
B Shares of 10p each	**24,999,997**	**2,500,000**	–	–
C Shares of 10p each	**24,999,996**	**2,499,999**	–	–
	299,999,991	**27,596,816**	299,999,991	30,000,000
Allotted, called up and fully paid				
Non-Equity:				
Golden Share of £1	**1**	**1**	1	1
Preference Shares of 10p each	**25,000,000**	**2,500,000**	25,000,000	2,500,000
A Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
B Shares of 10p each	**24,999,997**	**2,500,000**	24,999,997	2,500,000
C Shares of 10p each	**24,999,996**	**2,499,999**	24,999,996	2,499,999
Implementation of FRS 25				
Transfer to creditors due after more than one year (A Shares)	**–**	**(2,403,184)**	–	–
Transfer to equity	**(99,999,991)**	**(7,596,816)**	–	–
	–	**–**	99,999,991	10,000,000
Equity:				
Ordinary Shares of 10p each	**34,536,800**	**3,453,681**	33,583,575	3,358,357
Implementation of FRS 25				
Transfer from non-equity:				
Golden Share of £1	**1**	**1**	–	–
Preference Shares of 10p each	**25,000,000**	**2,500,000**	–	–
A Shares of 10p each	**24,999,997**	**96,816**	–	–
B Shares of 10p each	**24,999,997**	**2,500,000**	–	–
C Shares of 10p each	**24,999,996**	**2,499,999**	–	–
	134,536,791	**11,050,497**	133,583,566	13,358,357

During the year the Company allotted 953,225 ordinary 10p shares. Of these new allotted shares, 946,976 were fully paid at £4.30 per share and 6,249 were fully paid at £4.80 per share.

The rights of the shares as they pertained at the balance sheet date are set out below. None of these shares had dividend or voting rights at that date other than as stated.

Class of share	
A Shares	The right to cumulative dividend income of £300,000 per annum for the first five years after 2003 (2004 to 2008) and of £400,000 per annum for the first five years thereafter (2009 to 2013) and a special dividend in the event of a sale or winding up on or before 1 July 2013. The right (as a class) to a fixed dividend on a winding up after 1 July 2013. The right to veto certain corporate actions and consent requirements as before.
B Shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
C Shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Preference shares	The right (as a class) to a fixed payment of £10,000 on a winding up.
Ordinary Shares	Full voting rights (subject to the rights of the Golden share). The right to all dividends (after payment of the A share dividend) subject (until 2017) to a profit-related cap on total dividends payable in any financial year. The right to receive the proceeds of any sale or winding up of the Company after payment of amounts due to other classes of share.
Golden Share	The right until 8 December 2017, or a sale (if earlier), to consent (or withhold consent) to certain corporate actions, including the issue of shares by the Company (subject to a number of exceptions), and a change to the net asset value basis of valuing ordinary shares for the purposes of the internal market.

While FRS 25 was not fully adopted in the year to 31 December 2005, the Group and Company are required to reclassify the non-equity shareholdings to comply with the presentation requirements of the standard.

This presentation requirement has led to the reclassification of non-equity shares of £7,596,816 to equity shares and £2,403,184 to creditors due after more than one year.

The priorities on a sale or winding up (after the repayment of the Golden Share at par) are as follows:

Priority	**Shareholder**	**Amount**
1	A Shares	A special dividend of 2 per cent of the proceeds (up to 1 July 2004) reducing by 0.2 per cent per annum thereafter up to July 2013. After 1 July 2013, a fixed payment of £10,000.
2	B Shares	A fixed payment of £10,000.
3	C Shares and preference shares	A fixed payment of £10,000 to each class.

During the year 13,225 ordinary shares were issued to Non-Executive Directors as part of their remuneration. These shares had a nominal value of £1,323 and a market value of £59,992.

The Company has the following share option schemes under which options have been granted to Non-Executive Directors. Options have been granted as follows:

Date of grant	Name of scheme	No of ordinary shares not included in issued capital	Dates of exercise	Exercise price
05.10.2000	Non-Executive Share Option Scheme	10,000	05.10.2004 – 05.10.2010	283p
30.11.2001	Non-Executive Share Option Scheme	20,000	30.11.2004 – 30.11.2011	336p

During the year to 31 December 2005 no Directors exercised their share options.

PA International Limited, a wholly owned subsidiary of the Company, has issued a class of shares ('alphabet shares') that are held directly by certain current and former PA Holdings Limited shareholders in proportion to their shareholding at the time of investment in certain PA ventures. These alphabet shares entitle the holders to a proportion of any gain arising on the disposal for cash of certain of the Group's venture subsidiary undertakings. Until such an event arises, alphabet shares have no voting or income rights. On a qualifying disposal, the shareholders are able to redeem their alphabet shares at a price based on the gain on disposal. The unredeemed alphabet shares at 31 December 2005 are disclosed as capital redemptions payable to alphabet shareholders (note 19) of £835,000 (2004: £2,870,000). The total number of alphabet shares in issue at the end of 2005 was 497 million (2004: 464 million) with a par value of £49,289 (2004: £46,000).

25. Share premium account

	£000
Group and Company,	
Balance at 1 January 2005	31,886
Arising on share issue	4,006
Balance at 31 December 2005	**35,892**

26. Other reserves

Group	Revaluation £000	Capital reserve £000	Capital redemption £000
Balance at 1 January 2005	16,000	41	415
Balance at 31 December 2005	**16,000**	**41**	**415**

The Group revaluation reserve at 31 December 2005 comprises £16.0m in respect of the investment property.

Company	Capital redemption £000
Balance at 1 January 2005	415
Balance at 31 December 2005	**415**

27. Reserves

	Own shares held reserve £000	Group profit and loss account £000	Total £000	Own shares held reserve £000	Company profit and loss account £000	Total £000
Balance at 1 January 2005	(2,407)	146,247	143,840	(2,407)	32,036	29,629
Prior year adjustment (note 1b)	–	(26,700)	(26,700)	–	(26,700)	(26,700)
Balance at 1 January 2005 – restated	**(2,407)**	**119,547**	**117,140**	**(2,407)**	**5,336**	**2,929**
Retained profit/(accumulated loss) for the year	–	(6,870)	(6,870)	–	62,857	62,857
Actuarial gain recognised on the pension scheme net of deferred tax	–	15,890	15,890	–	15,890	15,890
Exchange differences on retranslation of net assets of subsidiary undertakings	–	(90)	(90)	–	–	–
Net movement in own shares held	(5,413)	–	(5,413)	(5,413)	–	(5,413)
Movement on share of associates' reserves	–	(996)	(996)	–	–	–
Balance at 31 December 2005	**(7,820)**	**127,481**	**119,661**	**(7,820)**	**84,083**	**76,263**

The cumulative goodwill written off in respect of acquisitions at 31 December 2005 was £18.2m (2004: £18.2m).

In accordance with the exemption allowed by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company profit after tax and before dividends for the year was £98.3m (2004: £59.9m). The Group and Company profit and loss accounts include £13.8m (2004: £22.7m) of reserves held in the employee benefit trusts, which are not attributable to the members of the Company.

At 31 December 2005 the Employee Benefit Trust held 16,058 shares with a market value of £77,078 (2004: 19,751 shares with a market value of £77,000) and the Employee Trust held 1,843,113 shares with a market value of £8,845,429 (2004: 732,622 shares with a market value of £2,857,000). The nominal value of own shares held was £185,917 (2004: £75,000). Of the total shares held, 295,600 (2004: 338,800 shares) have been allocated to satisfy specific employee share schemes.

28. Reconciliation of operating profit to net cash inflow from operating activities

	2005	2004 (Restated)
	£000	£000
Operating profit	**26,923**	37,472
Adjustments to operating profit:		
Depreciation	**6,228**	6,223
Loss on sale of fixed assets	**2**	–
Goodwill amortisation	**2,104**	2,104
Amortisation of other intangibles	**–**	62
(Increase)/decrease in debtors	**(19,453)**	19,710
Increase in creditors	**2,421**	9,655
Provision against fixed asset investments	**–**	1,024
Net retirement benefits credit less contributions	**(1,803)**	(2,700)
Foreign exchange (gain)/loss	**(632)**	390
	15,790	73,940

Prior year comparatives have been restated where necessary to account for the impact of FRS 17 (see note 1b).

29. Analysis of changes in net funds

	Balance at 1 January 2005 £000	Cash flow £000	Non-cash movement £000	**Balance at 31 December 2005 £000**
Cash at bank and in hand	35,107	44,883	–	**79,990**
Bank loans	(88,389)	2,703	–	**(85,686)**
Current asset investments	149,429	(63,376)	–	**86,053**
	96,147	(15,790)	–	**80,357**

Cash includes £8.4m (2004: £22.0m) held by the employee benefit trusts.

There were no non-cash movements related to disposals.

30. Reconciliation of net cash flow to movement in net funds

	2005 £000	2004 £000
Increase/(decrease) in cash in the year	**44,883**	8,669
Cash outflow from decrease in loans	**2,703**	2,436
Cash (outflow)/inflow from (decrease)/increase in liquid resources	**(63,376)**	59,475
Change in net funds resulting from cash flows	**(15,790)**	70,580
Net funds at start of year	**96,147**	25,567
Net funds at end of year	**80,357**	96,147

31. Reconciliation of movements in shareholders' funds

	Group		Company	
	2005	2004 (Restated)	**2005**	2004 (Restated)
	£000	£000	**£000**	£000
Profit/(loss) for the financial year attributable to members of the parent company	**28,705**	60,959	**3,307**	(4,391)
Dividends	**(35,575)**	(402)	**59,550**	64,045
Other recognised gains and losses relating to the year	**(1,086)**	(2,563)	**–**	–
Actuarial gain recognised on the pension scheme net of deferred tax	**15,890**	3,430	**15,890**	3,430
Repurchase of own shares for cancellation	**–**	(2,659)	**–**	(2,659)
Net movement in own shares held	**(5,413)**	2,208	**(5,413)**	2,208
Reduction in share capital	**–**	(1,522)	**–**	(1,522)
FRS 25 – reclassification of A Shares to creditors due within one year	**(2,403)**	–	**(2,403)**	–
New share capital subscribed	**4,102**	37	**4,102**	37
	4,220	59,488	**75,033**	61,148
Opening shareholders' funds	**178,840**	154,032	**48,588**	22,120
Prior year adjustment – FRS 17	**–**	(34,680)	**–**	(34,680)
Closing shareholders' funds	**183,060**	178,840	**123,621**	48,588

Prior year comparatives have been restated where necessary to account for the impact of FRS 17 (see note 1b).

32. Contingent liabilities

Guarantees

Group and Company

There are no material performance related guarantees on commercial contracts (2004: nil).

The Company has guaranteed overdraft facilities available to itself and subsidiary undertakings amounting to £5.0m (2004: £5.0m), which were utilised at 31 December 2005 to the extent of £nil (2004: £nil).

Contingent liabilities

Group and Company

There are various unprovided minor contingent liabilities in respect of potential litigation, overseas taxes, guarantees and social benefits in various countries. However, the Directors believe that none of these will have a materially adverse effect on the financial condition of the Group.

33. Operating lease commitments – Group

The Group has commitments to pay operating lease rentals in the year following the balance sheet date, in respect of leases expiring within the period shown below as follows:

	2005	2004
	£000	£000
Land and buildings:		
Within one year	**1,323**	1,143
Between one and two years	**355**	1,161
Between two and five years	**3,111**	1,625
Beyond five years	**2,322**	3,105
	7,111	7,034
Other operating leases:		
Within one year	**397**	475
Between one and two years	**154**	438
Between two and five years	**47**	26
Beyond five years	**14**	–
	612	939

Company

The Company had no material operating lease commitments as at 31 December 2005 (2004: £nil).

34. Other commitments

The Group had capital commitments contracted and approved by the Board as at 31 December 2005 of £3.9m (2004: £0.5m). The Company had no material capital commitments as at 31 December 2005 (2004: £nil).



Corporate headquarters

123 Buckingham Palace Road
London SW1W 9SR
United Kingdom
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050
E-mail: info@paconsulting.com

PA Consulting Group

www.paconsulting.com

PA Consulting Group is a leading management, systems and technology consulting firm, operating worldwide in more than 35 countries.

Principal national offices

Argentina
Buenos Aires
Av Leandro N Alem 712, Piso 11
(C1001AAP) Buenos Aires
Tel: +54 11 5776 1200
Fax: +54 11 5776 1201

Australia
Sydney
146 Arthur Street
North Sydney
NSW 2060
Tel: +61 2 9964 2222
Fax: +61 2 9964 2233

Czech Republic
Prague
Panorama Centrum
Skretova 12
120 00 Prague 2
Tel: +420 246 086 666
Fax: +420 246 086 667

Denmark
Copenhagen
Tuborg Boulevard 5
DK-2900 Hellerup
Tel: +45 39 25 50 00
Fax: +45 39 25 51 00

Finland
Helsinki
Business Park Quartetto
House Cello
3rd Floor, Linnoitustie 2 B
FIN-02600 Espoo
Tel: +358 9 530 570
Fax: +358 9 530 574 40

France
Paris
54 avenue Hoche
75008 Paris
Tel: +33 1 56 60 51 45
Fax: +33 1 56 60 56 00

Germany
Frankfurt
Eschersheimer Landstrasse 223
60320 Frankfurt am Main
Tel: +49 69 71 70 20
Fax: +49 69 71 70 22 63

India
Bangalore
2nd Floor, Nitesh Broadway
9/3, M G Road
Bangalore 560 001
Tel: +91 80 2531 8855
Fax: +91 80 2532 1410

Indonesia
Jakarta
Graha Iskandarsyah, 7th Floor
Jl. Iskandarsyah Raya No 66C
Jakarta 12160
Tel: +62 21 2750 7500
Fax: +62 21 2750 7501

Ireland
Dublin
Embassy House
Herbert Park Lane
Ballsbridge, Dublin 4
Tel: +353 1 668 4346
Fax: +353 1 668 1771

Japan
Tokyo
Marunouchi Yaesu Building
4F, 2-6-2, Marunouchi
Chiyoda-ku, Tokyo 100-0005
Tel: +81 3 5208 1500
Fax: +81 3 5208 1508

Malaysia
Kuala Lumpur
5th Floor
Bangunan Getah Asli (Menara)
148 Jalan Ampang
50450 Kuala Lumpur
Tel: +60 3 2161 2322
Fax: +60 3 2161 8231

Netherlands
Utrecht
Coltbaan 33
3439 NG Nieuwegein
Tel: +31 30 282 96 00
Fax: +31 30 282 96 08

New Zealand
Wellington
PO Box 1659
Lambton Quay
Wellington
Tel: +64 4 499 9053
Fax: +64 4 473 1630

Norway
Lysaker
PO Box 50
Lysaker Torg 25
N-1324 Lysaker
Tel: +47 67 58 67 58
Fax: +47 67 59 09 83

People's Republic of China
Beijing
Unit 80D
8th floor Union Plaza
No 20 Chaoyang Men Wai Avenue
Beijing 100020
Tel: +86 10 6588 8559
Fax: +86 10 6588 8557

Hong Kong
20/F St George's Building
No 2 Ice House Street
Central
Tel: +852 2913 5700
Fax: +852 2810 1432

Russian Federation
Moscow
Bolshoi Strochenovsky Pereulok 22/25
Stroenie 1
Moscow 115054
Tel: +7 095 775 2401
Fax: +7 095 775 2406

Singapore
Singapore
30 Cecil Street
Prudential Tower, Level 14
Singapore 049712
Tel: +65 6232 2810
Fax: +65 6232 2706

Sweden
Stockholm
Kungsgatan 8, 4tr
SE-111 43 Stockholm
Tel: +46 8 454 19 00
Fax: +46 8 454 19 01

United Kingdom
London
123 Buckingham Palace Road
London SW1W 9SR
Tel: +44 20 7730 9000
Fax: +44 20 7333 5050

Cambridge
Cambridge Technology Centre
Melbourn
Herts SG8 6DP
Tel: +44 1763 261222
Fax: +44 1763 260023

United States
Washington
4601 N Fairfax Drive
Suite 600
Arlington, VA 22203
Tel: +1 571 227 9000
Fax: +1 571 227 9001

Boulder
390 Interlocken Crescent
Suite 410
Broomfield, CO 80021
Tel: +1 720 566 9920
Fax: +1 720 566 9680

Cambridge, MA
One Memorial Drive
Cambridge, MA 02142
Tel: +1 617 225 2700
Fax: +1 617 225 2631

Chicago
311 South Wacker Drive
Suite 6330
Chicago, IL 60606
Tel: +1 312 566 9752
Fax: +1 312 566 9753

Houston
1200 Smith Street
Suite 1600
Houston, TX 77002
Tel: +1 713 353 3976
Fax: +1 713 353 8887

Los Angeles
520 South Grand Avenue
Suite 500
Los Angeles, CA 90071
Tel: +1 213 689 1515
Fax: +1 213 689 1129

Madison
6410 Enterprise Lane
Suite 300
Madison, WI 53719
Tel: +1 608 443 2700
Fax: +1 608 661 5181

New York
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel: +1 212 973 5900
Fax: +1 212 973 5959

Princeton
600 College Road East
Suite 1120
Princeton, NJ 08540
Tel: +1 609 806 0800
Fax: +1 609 936 8811

U.S. Securities and Exchange Commission

February 9, 2004

Robert P. Mollen, Esq.
Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom

Re: Offer for Canary Wharf Group plc
File No.: TP 04-27

Dear Mr. Mollen:

This is in response to your letter dated February 9, 2004. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis the United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) to permit CWG Acquisition Limited (CWG Acquisition) to purchase or arrange to purchase Canary Wharf Ordinary Shares (Ordinary Shares) pursuant to the QIB Placement as well as the Reichmann Interests during the Offer and to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);
- Canary Wharf Group plc (Canary Wharf), a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Ordinary Shares of Canary Wharf by (i) CWG Acquisition, Inc., an English corporation, (ii) Deutsche Bank AG London and Merrill Lynch International (together, the "Advisers"), or (iii) other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the City Code; and
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and